


20170157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2017

Ryan Schaffer
Dunkin' Brands Group, Inc.
ryan.schaffer@dunkinbrands.com

Re: Dunkin' Brands Group, Inc.

Dear Mr. Schaffer:

This is in regard to your letter dated February 16, 2017 concerning the shareholder proposal submitted by Andrew Behar for inclusion in Dunkin' Brands' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dunkin' Brands therefore withdraws its January 5, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Conrad MacKerron
As You Sow
mack@asyousow.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



February 16, 2017

via e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dunkin' Brands Group, Inc.
Shareholder Proposal by As You Sow on behalf of Mr. Andrew Behar

Ladies and Gentlemen:

By letter dated January 5, 2017 (the "No-Action Request Letter"), Dunkin' Brands Group, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that the Company could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders the shareholder proposal and the statement in support thereof (collectively, the "Proposal") submitted by As You Sow on behalf of Andrew Behar (the "Proponent").

Attached hereto as Exhibit A is an email from the Proponent, received by the Company on February 15, 2017, whereby the Proponent states that it withdraws the Proposal. As the Proponent has withdrawn the Proposal, the Company hereby withdraws the No-Action Request Letter.

If the Company can be of any further assistance in this matter, please do not hesitate to contact the undersigned at (781) 737-5015.

Very truly yours,

Dunkin' Brands Group, Inc.

Ryan Schaffer
Senior Director, Legal Counsel & Assistant Corporate Secretary

cc: Conrad Mackerron (As You Sow) (mack@asyousow.org)
Rich Emmett, Chief Legal and Human Resources Officer

Enclosures


DUNKIN'
DONUTS
baskin
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dunkin'
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Exhibit A

WITHDRAWAL AGREEMENT

[See attached]


DUNKIN'
DONUTS
BR
baskin
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1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org

February 13, 2017

Christine Riley Miller
Senior Director, Corporate Social Responsibility
Dunkin' Brands
130 Royall Street
Canton, MA 02021

Dear Christine:

As You Sow greatly appreciates the recent constructive dialogue with Dunkin' Brands on its packaging sustainability policies. Following As You Sow's filing of a shareholder proposal in connection with the 2017 Annual Shareholder Meeting of Dunkin' Brands Group, Inc. and subsequent dialogue, the company and As You Sow have agreed to the following. Dunkin' Brands agrees to provide additional information in its packaging and recycling report in two areas:

(1) A brief section discussing that front-of-house recycling is required in several large markets (Seattle, San Francisco and possibly New York City) and its willingness to monitor those programs, assess their effectiveness, and learnings applicable to potential similar programs in other selected markets.

(2) Additional data on the company's reusable mug program. The company will make its best efforts to provide additional information on how many mugs have been sold or distributed at how many locations, successes and challenges associated with the program, and on promotional programs that are still active. We acknowledge that compiling some of this data may take additional time, up to 90 days.

Further, the company is willing to work with As You Sow and third parties with expertise in promoting reusables to consider ideas for a potential pilot project promoting reusable containers to further a goal of reduction of use of single use hot beverage cups.

As You Sow and Dunkin' Brands commit to continued dialogue and sharing of information as practicable on sustainable packaging, recycling and composting issues. As You Sow agrees to and hereby does withdraw its pending shareholder proposal. Dunkin Brands' agrees to withdraw its pending SEC no-action letter.

Conrad MacKerron, Senior VP, As You Sow — Date 2-13-17

Christine Riley, Senior Director, CSR, Dunkin' Brands — Date 2-15-17



January 5, 2017

via e-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dunkin' Brands Group, Inc.
Shareholder Proposal by As You Sow on behalf of Mr. Andrew Behar

Ladies and Gentlemen:

As Senior Director, Legal Counsel and Assistant Corporate Secretary for Dunkin' Brands Group, Inc., a Delaware corporation (the "Company" or "Dunkin' Brands"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement and form of proxy (collectively, the "2017 Proxy Materials") the shareholder proposal (the "Proposal") and the statement in support thereof submitted by As You Sow on behalf of Mr. Andrew Behar (the "Proponent"). A copy of the Proposal and the statement in support thereof is attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 through the Commission's email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) under the Exchange Act and SLB 14D provide that shareholder proponents are required to send the company a copy of any correspondence that the proponents elect to submit to the Commission or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or Staff with





respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> **RESOLVED**: Shareowners of Dunkin' Brands request the board of directors to prepare a report on the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging to conserve resources, and reduce water pollution and greenhouse gas emissions. The report, to be prepared at reasonable cost, may omit confidential information.

A complete copy of the Proposal and supporting statement is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to any of the following paragraphs of Rule 14a-8:

- 14a-8(i)(10), as the Company has substantially implemented the Proposal;
- 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; or
- 14a-8(i)(5), as the Proposal relates to operations which account for less than 5% of the Company's total assets, net earnings and gross sales, and is not otherwise significantly related to the Company's business.

ANALYSIS

The Proposal may be properly excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company "has already substantially implemented the proposal." As articulated by the Commission in 1976, the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Commission Release No. 34-12598 (July 7, 1976). This predecessor rule was narrowly interpreted by the Staff, however, as no-action relief was granted only when the company could demonstrate that a shareholder proposal had been fully effected. *See* Commission Release No. 34-20091 (August 16, 1983). Acknowledging that this formalistic application defeated the provision's original purpose of avoiding shareholder votes on matters already addressed by management, the Commission proposed an interpretive change to "permit the omission of proposals that have been 'substantially implemented by the issuer.'" Commission Release No. 34-20091. The Commission subsequently reaffirmed this interpretive





position in the 1998 amendments to the proxy rules. *See* Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release") at n.30 and accompanying text.

When applying the "substantially implemented" standard, the Staff has stated that a "determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The comparing favorably test doesn't require the company's existing policies, practices and procedures to be identical to the shareholder proposal. The Staff has permitted the exclusion of shareholder proposals under Rule 14a-8(i)(10) when a company's actions have satisfactorily addressed the proposal's underlying concerns and its essential objective, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. *See MGM Resorts International* (February 28, 2012); *Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006). Specifically in the context of shareholder proposals requesting reports on environmental matters, the Staff has consistently concurred that such proposals are substantially implemented when the company's prior public communications address the underlying concerns of the proposal. *See e.g., McDonald's Corporation* (March 26, 2014) (concurring with the exclusion because the company's public disclosures compare favorably with the guidelines of the proposal); *Target Corporation* (March 26, 2013) (concurring with the exclusion where the company's corporate responsibility report addressed the concerns raised by the proposal); *Abercrombie & Fitch Co.* (March 28, 2012) (concurring with the exclusion where the company's corporate responsibility report compared favorably with what would be achieved under the proposal); *MGM Resorts International* (concurring with the exclusion where the company's sustainability report addressed the underlying concern and essential objective of the proposal).

The Proposal may be excluded because the underlying concern and the essential objective of the Proposal have been addressed through the release of the Company's Corporate Social Responsibility Report and the Company's Dunkin' Donuts U.S. Packaging and Recycling Update and the implementation of the Company's DD Green Achievement Program.

The Proposal requests that the Company's Board of Directors prepare a report on the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging to conserve resources, and reduce water pollution and greenhouse gas emissions. As described above, the Staff has interpreted substantial implementation under Rule 14a-8(i)(10) to require a company to have satisfactorily addressed both the proposal's underlying concern and its essential objective. Here, the Proposal's underlying concern is the ability to recycle food and beverage packaging purchased in retail outlets and the resulting impact on resource consumption, water pollution and greenhouse gas emissions, and the essential objective is for the Company to issue a report addressing the feasibility of developing a comprehensive recycling and reuse policy in this area.

The Company has already made its efforts, strategies, challenges and progress in this area publicly available through the August 2016 release of the Company's Dunkin' Donuts U.S. Packaging and Recycling Update (the "Update") to the Company's Corporate Social Responsibility Report (the "Report") and continues to implement strategies to address concerns in this area through the rollout of the DD Green Achievement program (the "DD Green



Achievement Program") and by making tools, resources and guidelines available to franchisees who wish to implement such practices. A complete copy of the Update is available on the Company's website at www.dunkinbrands.com/responsibility/policies-and-statements, and a complete copy of the Report and information on the DD Green Achievement Program are freely available on the Company's website at www.dunkinbrands.com/responsibility. The full text of the Update is attached to this letter as Exhibit B and the full text of the Report is attached to this letter as Exhibit C.

As the Report notes on page 7, "[w]hile our franchisees follow Brand guidelines for menu offerings, restaurant look and feel and protocol for guest interaction, they are ultimately independent operators of their restaurants. Routine business decisions, including the hiring of staff, the purchasing and maintenance of equipment, management of water and energy use, and involvement with the community, are made at the local level by individual franchisees." Nevertheless, on page 10 of the Report, the Company identifies waste management, sustainable packaging and recyclability as material concerns of both the Company and its stakeholders. To address this concern, the Company has taken a number of steps, including the development of the DD Green Achievement® Program and an in-restaurant Recycling Toolkit (the "Toolkit") as means to provide the Company's franchisees[1] with the tools, guidance and resources to build and manage sustainable restaurants, including the implementation of a recycling program for those franchisees that choose to do so, as specifically noted on page 4 of the Update.

The specific components of the DD Green Achievement Program, which was launched by the Company in December 2014, are outlined on pages 29-34 of the Report and are also available on the Company's website at www.dunkinbrands.com/responsibility/our-planet/dd-green-achievement/how-it-works. The Sustainable Operations stage of the DD Green Achievement Program is about the day-to-day activities that contribute to the sustainability of a Dunkin' Donuts restaurant. While other stages of the program concern choices made by the construction and design team, this stage covers the activities of the crew, restaurant managers and the customers, and includes strategies such as recycling in-store recyclables and participating in eco-focused employee engagement activities.

Additionally, although the Company cannot mandate recycling in franchisee-owned and operated restaurants, it has created the Toolkit and made it available to all of its franchisees who wish to implement such a program, as discussed on page 4 of the Update. This detailed Toolkit provides franchisees with practical tips and tools, such as how to evaluate their waste, identify and reach out to recycling haulers, and negotiate the best rates and contracts.

While the DD Green Achievement Program and the Toolkit focus on the sustainability of franchisee-owned restaurants, the Company has further demonstrated its commitment to waste management and recycling at its corporate headquarters, where it has improved access to recycling and educates employees on what can and cannot be recycled, as discussed on page 30 of the Report.

---

[1] As of December 31, 2016, the Company's franchisees owned and operated 100% of all Dunkin' Brands points of distribution in the United States.



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In addition to these on-going efforts in waste management, sustainability and recyclability, the Update and the Report clearly discuss the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging within franchised restaurants by outlining the current challenges to recycling. The Update notes on page 3 that although the Company is aware of certain franchisees running recycling programs in their stores, wide adoption of comprehensive recycling programs by the Company's franchisees remains challenging for several reasons. Because Dunkin' Donuts franchisees are independent owners and operators of their restaurants, they are individually responsible for waste removal for each of their restaurants. As outlined in the Update on pages 3 and 4, implementing a recycling program is extremely resource-intensive, often for little or no return on investment. The volume of material at a restaurant that can be recycled must be significant in order for recycling to be operationalized. Because Dunkin' Donuts caters to a guest who is on-the-go, the majority of product packaging leaves the restaurants with the guests and therefore would likely not be recycled in-store. As a result, restaurants may not have enough material to recycle to "offset" the resources required to be invested in a recycling program, such as a contract with a recycling hauler and a second dumpster. Additionally, recycling presents multiple operational complexities. The Company's U.S. restaurants come in all shapes, sizes and formats and, for many, space in both front and back-of-house to install additional waste bins is limited or unavailable.

In sum, by disclosing both the Company's ongoing and future efforts to reduce waste at its franchised locations, as well as the challenges that wide adoption of a comprehensive recycling program presents, the Update addresses the Proposal's underlying concern around the ability to recycle food and beverage packaging purchased in retail outlets and achieves its essential objective by publicly disclosing both its strategies and challenges with respect to waste management and recycling, a result that compares favorably to that sought by the Proposal.

The conclusion that the Proposal has been substantially implemented is consistent with prior Staff responses to similar proposals.

The Staff has consistently determined not to recommend enforcement action with respect to the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that a company has already publicly disclosed, even when that information is disclosed over multiple, publicly available resources. For example, in *McDonald's Corporation*, the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors review and articulate the directors' duties with respect to sustainability and corporate social responsibility issues because the company previously released a public report describing the duties of the company's board with respect to such matters. In *Target Corporation*, the Staff determined not to recommend enforcement action with respect to the exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company state its philosophy regarding policies on sustainable activities where the company previously addressed the underlying concerns of the proposal in its publicly disclosed corporate responsibility report. Finally, in *Abercrombie & Fitch Co.*, the Staff concurred in the exclusion of a shareholder proposal pursuant to Rule 14a-8(i)(10) because the proponent's request for a sustainability report addressing such matters as greenhouse gas emissions, energy efficiency and water reduction had been substantially implemented by the



130 Royall Street Canton, MA 02021 p 781-737-3000 f 781-737-4000



company through the release of its corporate responsibility report, which compared favorably with what would be achieved under the proposal.

For the reasons discussed above and in accordance with the foregoing precedent, the Company believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal through its publication of the Update and the Report and the rollout of the DD Green Achievement Program. The Update, the Report and the DD Green Achievement Program, together with the Toolkit, make it clear that the Company is actively engaged in measures designed to provide tools for environmental stewardship to franchisees and consumers. As such, the Update, the Report and the DD Green Achievement Program directly address the underlying concern of the Proposal and accomplishes a result that compares favorably to what would be achieved in a report produced in accordance with the Proposal.

The Proposal may be properly excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

Background

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. In support of this objective, the 1998 Release described two "central considerations" for the exclusion of a proposal under the ordinary business exception. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. 1998 Release. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Commission further indicated that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." 1998 Release.

The Staff recently provided further clarification on its interpretation of the ordinary business exclusion, noting that the "analysis should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." Staff Legal Bulletin No. 14H (October 22, 2015) ("SLB 14H"). This approach is consistent with the Staff's previously expressed view that proposals seeking a report from a company's board of directors are excludable under Rule 14a-8(i)(7) when the subject matter of the report relates to ordinary business matters. *See* Commission Release No. 34-20091 (August 16, 1983).

There are some occasions, however, where a shareholder proposal that relates to ordinary business matters cannot be excluded pursuant to Rule 14a-8(i)(7) because the proposal focuses







on a significant policy issue. *See* SLB 14H. The Staff recently reiterated its stance on this exception, noting that "proposals focusing on a significant policy issue are not excludable under the ordinary business exception 'because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.'" SLB 14H. However, the determination as to whether the significant policy exception applies to a particular proposal will depend, in part, "on the connection between the significant policy issue and the company's business operations." SLB 14H. There must be a "significant nexus between the nature of the proposal and the company" such that the policy issue raised by the proposal transcends the company's day-to-day business matters. Staff Legal Bulletin 14E (October 27, 2009) ("SLB 14E").

The Proposal is excludable because it relates to the Company's relationship with its franchisees, a fundamental component of the Company's ordinary business operations.

The Staff has consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(7) when the proposal concerns customer relations. *See The Coca-Cola Co.* (February 17, 2010) (concurring with the exclusion of a shareholder proposal requesting a report on policies to address bottle water concerns because the proposal concerned customer relations); *Bank of America Corporation* (February 24, 2010) (concurring with the exclusion of a shareholder proposal requesting a report on certain company funding policies because the proposal concerned customer relations). More specifically, the Staff has previously concurred with the exclusion of shareholder proposals that relate to the ordinary business operations where the proposal involves the company's relationship with its franchisees. For example, in *Ford Motor Company* (February 13, 2013), the Staff concurred with the exclusion of a shareholder proposal that the company review dealership performance and remove dealers that receive less than satisfactory reviews because the Staff believed that the proposal related to the company's customer relations. The company argued, in part, that a "company's relationship with its franchised dealers involve matters so basic to the operation of Ford's business that shareholders do not have the requisite expertise to make informed judgments regarding them." *Ford Motor Company*. Similarly, in *Hilton Hotels Corporation* (March 11, 1998), the Staff concurred with the exclusion of a proposal requesting that the company make all facilities smoke free and insert a similar requirement into future franchise agreements, because the proposal related to the Company's ordinary business operations. The company specifically discussed the impact that the proposal would have on its franchisee relations when making its case for exclusion under the ordinary business operations rule. *See Hilton Hotels Corporation*.

The Company operates as a franchisor of quick service restaurants, and generates the vast majority of its revenue from royalty income and franchise fees from its franchised restaurants. Accordingly, franchisees are the Company's primary customers and the Company's relationship with its franchisees formulates the core of the Company's day-to-day business operations.

The Proposal requests that the Company issue a public report on the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging. As noted above, the Proponent's request for a report should not limit the availability of Rule 14a-8(i)(7) as a basis for exclusion of the Proposal, as the Staff focuses its analysis on the underlying subject matter of the proposal. *See* SLB 14H. Here, the underlying subject matter of the Proposal focuses on waste management. However, there are over 8,600 Dunkin' Donuts locations in the U.S. and none of





those locations are operated by the Company. All points of distribution in the U.S. are owned and operated by franchisees and, as detailed in the Report, it is the individual franchisees responsibility to make certain routine business decisions such as the management of its waste. Accordingly, any attempt by the Company to mandate policies on the underlying subject matter of waste management and recycling would involve direct interjection into the Company's relationship with its customers, the franchisees, which is a crucial component of the Company's day-to-day business operations. Similar to the proposals described in the precedent no-action letters discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the Company's relationship with its customers and is therefore excludable under Rule 14a-8(i)(7).

The Proposal may also be excluded because it seeks to micro-manage the Company.

In accordance with the considerations set forth in the 1998 Release, the Proposal can also be excluded because it seeks to micro-manage the Company's relationship with its franchisees, a key component of the Company's ordinary business operations. Recognizing both the environmental importance of waste management and recycling and the value of the Company's relationship with its franchisees, the Company has already undertaken several measures to address environmental stewardship by its franchisees, including the publication of the Update and the Report, the implementation of the DD Green Achievement Program, and the development of the Toolkit. As stated by the Company's CEO on page 3 of the Report, "[i]n the face of these evolving challenges, [the Company] remains committed to producing high quality products; sourcing our ingredients and materials responsibly; managing and improving the footprint of our operations; and positively impacting the communities in which we operate." Accordingly, the Company implemented the DD Green Achievement Program to provide its franchisees with the resources that they need to operate more sustainable restaurants, including toolkits and optional programs for water, waste and energy reduction. By requesting a report specifically on recycling and reuse strategies for food and beverage packaging, the Proposal attempts to micro-manage the Company's broader efforts to encourage and make tools available around environmental stewardship. A similar conclusion was reached in *Marriott International, Inc.* (March 17, 2010), where the Staff concurred with the exclusion of a shareholder proposal requesting the installation of low-flow showerheads because the proposal sought to micro-manage the company. Recognizing the importance and complexity of the Company's relationship with its franchisees, the Company carefully developed the DD Green Achievement Program and Toolkit to assist its franchisees in building and maintaining more sustainable restaurants, and the Proponent's focus on recycling food and beverage packaging in particular is an attempt to micro-manage this ongoing effort to encourage more sustainable practices.

The Proposal does not involve a policy issue that transcends the Company's day-to-day business matters.

While the Company has acknowledged that sustainable packaging and recycling are material issues to both the Company and its stakeholders, the issue is not one that transcends the company's day-to-day business operations. The Company operates as a franchisor of quick service restaurants. Routine business decisions, including decisions on waste management and recycling, are made at the local level by the individual franchise business owner. Recycling represents merely one component of broader energy and waste management programs and



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decisions for each individual restaurant. For these reasons, the Proposal does not raise a social issue so significant as to transcend the day-to-day business matters of the Company, and is therefore excludable pursuant to Rule 14a-8(i)(7). *See FirstEnergy Corp.* (March 7, 2013) (concurring with the exclusion of a proposal requesting that the company adopt strategies to reduce its impact on water quantity and quality because the proposal relates to the company's ordinary business operations and its emphasis on water quantity does not focus on a significant policy issue); *Marriott International, Inc.* (concurring with the exclusion of a proposal requiring the installation of low-flow showerheads even though the proposal raised concerns with global warming).

The Proposal may be excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(i)(5) because it is not significantly related to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of shareholder proposals that relate to operations accounting for less than five percent of the company's total assets, net earnings and gross sales at the end of its most recent fiscal year, and that are not otherwise significantly related to the company's business.

The Proposal's request for a report on the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging bears virtually no economic relationship to the Company's business. As noted above, the Company is a franchisor of quick service restaurants, with 100% of all restaurants and other points of distribution in the United States being owned and operated by franchisees, and the Company generates revenue primarily from royalty income and franchise fees associated with franchised restaurants.

The Staff has historically recognized that a proposal is otherwise significantly related to the company's business when the proposal "raise[s] policy issues of significance to the issuer's business." Commission Release No. 34-19135 (October 14, 1982). Proponents can demonstrate this significance if the policy involves an economically insignificant portion of the Company's business when "the policy [has] a significant impact on other segments of the issuer's business or subject[s] the issuer to significant contingent liabilities." Commission Release No. 34-19135.

Waste management and recycling do not have a significant impact on any segment of the Company's business and does not subject the Company to any significant contingent liabilities. The Company's business is the franchising of quick service restaurants. Routine business decisions, including decisions on waste management and recycling, are made at the local level by the individual franchise business owner. Recycling is merely one component of broader energy and waste management programs and decisions for each individual restaurant. As a result, the Proposal does not have a significant impact on the Company's business or subject the Company to significant contingent liabilities and can be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(5).



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dunkin'
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CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (781) 737-5015.

We appreciate your attention to this request.

Very truly yours,

Dunkin' Brands Group, Inc.

Ryan Schaffer
Senior Director, Legal Counsel & Assistant Corporate Secretary

cc: Conrad Mackerron (As You Sow) (mack@asyousow.org)
Rich Emmett, Chief Legal and Human Resources Officer



DUNKIN' DONUTS
baskin robbins

Exhibit A

PROPONENT'S PROPOSAL

[See attached]

WHEREAS: Discarded food service packaging is a source of avoidable waste, a significant consumer of natural resources and energy, and implicated in impairment and death of marine animals. About half of U.S. product packaging is discarded rather than recycled. Landfilled paper packaging creates methane, a potent greenhouse gas. Only a negligible amount of food service packaging is recycled. The value of recyclable packaging in the U.S. that is wasted is estimated at $11 billion annually.

Plastic packaging waste is a large component of marine debris. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food, resulting in impairment and death. Most of the debris found on beaches is plastic packaging or containers like polystyrene foam coffee cups, lids, food wrappers, utensils, and straws. Environmental Protection Agency studies suggest a synergistic effect between plastic debris and persistent toxic chemicals in waterways. Plastic particles absorb toxics such as dioxins from water and can transfer them to the marine food web and potentially to human diets. If no actions are taken, oceans are expected to contain more plastic than fish by 2050.

Despite a pledge to phase out polystyrene foam hot beverage cups, Dunkin' Donuts continues to use them. Foam cups may pose a higher risk to marine biota than other plastics due to their hazardous constituent chemicals and ability to accumulate high concentrations of water borne toxins in a relatively short period of time. Our company has identified waste management as an important material issue, yet it does not routinely provide recycling bins for foam cups at its restaurants, nor does it have goals or timelines for recycling food and beverage packaging, boosting recycled content in cups, or for materials source reduction through promotion of reusable beverage containers.

The company lags its competitors on recycling and reuse. Starbucks has committed to recycle all paper and plastic cups left in its stores, has recycled content in its cups, has set a reusable container servings goal, and offers a discount for customers who bring in reusable beverage containers. McDonald's has completed phase out of foam cups in the U.S. and pledged to reduce waste, including packaging, by 50% in top markets by 2020.

RESOLVED: Shareowners of Dunkin' Brands request the board of directors to prepare a report on the feasibility of developing a comprehensive recycling and reuse policy for food and beverage packaging to conserve resources, and reduce water pollution and greenhouse gas emissions. The report, to be prepared at reasonable cost, may omit confidential information.

SUPPORTING STATEMENT: The report should include substantive, detailed discussion of ways to develop aggressive recycling or composting goals for food service packaging (on-site and to-go), container reuse goals, and recycled content goals for packaging. We believe the requested report is in the best interest of the company and its shareholders. Leadership in this area will protect our brand and enhance the company's reputation.


dunkin'
brands

Exhibit B

DUNKIN' DONUTS U.S. PACKAGING AND RECYCLING UPDATE (AUGUST 2016)

[See attached]


DUNKIN' DONUTS
baskin robbins

130 Royall Street Canton, MA 02021 p 781-737-3000 f 781-737-4000


DUNKIN'
DONUTS

Dunkin' Donuts U.S. Packaging and Recycling Update
August 2016

Founded in 1950, Dunkin' Donuts is a market leader in the hot regular/decaf/flavored coffee, iced coffee, donut, bagel and muffin categories. Our franchised restaurants serve millions of guests in the U.S. every year, and we strive to responsibly serve our guests, franchisees, employees, communities, business partners, and the interests of our planet.

Dunkin' Donuts is nearly 100% franchised. At the time of publication of this report, there are more than 8,400 Dunkin' Donuts restaurants in the United States, five of which are company-owned, and 704 of which are located in airports, casinos, hotels, stadiums, supermarkets, military bases or other alternate points of distribution. In the U.S., all of the restaurants in our system – except for restaurants in a handful of communities with bans on certain materials (polystyrene, HIPS, etc.) – source the same supplies, including packaging, from the National Distribution Commitment Partnership, LLC (NDCP), a centralized, franchisee-owned purchasing cooperative. Suppliers to the NDCP are approved by Dunkin' Brands.

Materiality and Issues Prioritization
At Dunkin' Brands, we continue to explore ways to serve our guests with sustainability in mind and we conduct a materiality assessment bi-annually by which we prioritize the issues that are most important to our business and most important to our stakeholders. Our latest materiality grid can be found in our 2014 CSR Report, and we will publish the results of our next materiality assessment in the spring of 2017. Through this assessment, we identified sustainable packaging and recyclability as material issues and priorities for Dunkin' Brands and as such, we dedicate significant resources to exploring packaging improvements and programs to increase recycling in our U.S. restaurants.

Dunkin' Donuts Packaging: Striving for Continuous Improvement
We are always looking for opportunities to make improvements to our packaging that make sense for the planet and for our business. To this end, we evaluate our packaging on an ongoing basis with our suppliers and discuss opportunities to decrease the amount of material in our packaging; increase the amount of recycled and/or certified material in our packaging; and find packaging options that are recyclable, compostable, biodegradable, or a combination of those.

Packaging Improvements
Dunkin' Donuts sources various paper and plastic packaging items. This includes napkins, bags, hot and cold beverage cups, beverage sleeves, donut boxes, beverage carriers and more. Our supply chain team regularly communicates with suppliers about potential packaging updates. As such, since 2009, we have made a number of important packaging improvements:

- In 2005, we began sourcing a four-cup carrier made of recycled newsprint.
- In 2009, we transitioned to napkins made with 100% recycled paper.
- In 2009, we added recyclable content to our espresso sleeves, foam cup carrier and Box O' Joe.
- In 2014, we converted Dunkin' Donuts bagel bags used in the U.S. to 100% recycled paper, saving an estimated 20 million pounds of virgin paper per year.



- In 2015, we began transitioning the lids for our cold beverage cups from PET to polypropylene, a change that will take 500,000 pounds of material out of the waste stream per year.

Further, much of our packaging currently has one or more sustainability attributes. 100% of our packaging is recyclable where facilities exist, 30% of our packaging is made with recycled content, 35% is compostable, and 30% is biodegradable.

Packaging Item	Made with Recycled Content	Recyclable Where Facilities Exist	Compostable Where Facilities Exist	Biodegradable Where Facilities Exist
Donut Boxes		✓		✓
Paper Napkins	✓	✓	✓	
Shopping Bags - Paper	✓	✓		
Shopping Bags - Plastic		✓		
Cold Cups		✓		
PET Lids		✓		
Sandwich wrap		✓	✓	
Newsprint wrap		✓		✓
Portion Trays		✓		
Four Cup Carrier	✓	✓		
Paper coffee cups		✓		
Paper cup		✓		
Tissue Paper		✓	✓	✓
Coffee Filters		✓	✓	✓
Box O' Joe	✓	✓	✓	✓
Bagel Bags	✓	✓	✓	
Espresso Sleeves	✓	✓	✓	✓
Polypropylene Cups		✓		
Extended Polystyrene Cups		✓		
Polystyrene lids		✓		

Packaging improvements often present a challenge for us from a specification and supply perspective. In addition, supply constraints can drive up cost. For example, we have explored using recycled content and FSC-certified fiber in our donut boxes. Currently, this is not possible for several reasons: with recycled content, the boxes would no longer meet our specification for safe, food-grade packaging; further, our suppliers have indicated there is not enough supply of FSC-certified fiber for our donut boxes at this time due to the size of our system – and because of the limited supply overall, FSC-certified fiber is also very expensive.

Dunkin' Donuts Hot Coffee Cups

We currently serve hot coffee in expanded polystyrene (foam) cups in the majority of our U.S. Dunkin' Donuts restaurants. Our foam cup is beloved by our guests and has many positive attributes – it keeps coffee hot and hands cool – but we recognize that it is not recyclable in the majority of U.S.



communities. As such, in 2014 we set a goal to identify an alternative to our Dunkin' Donuts foam cup and establish a phased implementation plan and timeline for that transition in the U.S. by the end of 2015. We remain committed to finding a long-term recyclable alternative to our Dunkin' Donuts foam cup that meets our guests' expectations and reduces our environmental impacts. Based on our efforts to date, we believe that an expanded recyclable polypropylene (#5 plastic) cup is currently the best available alternative to foam, and we are using this cup in restaurants located in municipalities that have imposed a foam ban. This cup is the result of a number of years of research by Dunkin' Donuts to find a cup that would keep beverages hot, hands cool and be accepted in many municipal recycling programs.

However, this #5 polypropylene cup does not fully satisfy all our criteria for performance, environmental impact and cost. Customer feedback has indicated that many are not satisfied with the lid on the new cup. In addition, this lid is made from High Impact Polystyrene (HIPS), which is not accepted in many municipal recycling programs and is also banned by many communities. Lastly, the cup and lid combination is significantly more expensive than our current polystyrene cup and lid set.

We have discussed using post-consumer material in both our foam cup and our #5 cup with both of those suppliers. At this time, the production processes for the cups do not allow for the successful introduction of recycled material. However, we will continue to test all available cups and lids until we have found the best solution based on performance, environmental impacts and cost.

Current Efforts and Challenges to Recycling

As our Dunkin' Donuts restaurants are independently owned and operated, it can be challenging to get data about sustainability – or other – practices in each restaurant. While we regularly distribute surveys to engage our franchisees on a variety of topics, the response rate has historically been low – around 10-20%. However, while we do not currently have statistically significant data about recycling in our Dunkin' Donuts restaurants, we do know anecdotally that more and more franchisees are recycling, and some are even composting. You can read about two of our franchisees who have in-store recycling programs here. This said, while these and other franchisees run successful recycling programs, wide adoption of comprehensive recycling programs by our franchisees remains challenging for several reasons:

- **The volume of material at a restaurant that can be recycled must be significant in order for recycling to be operationalized**. Dunkin' Donuts caters to a guest who is on-the-go, and as a result, the majority of our packaging leaves our restaurants. Nearly 40% of our system-wide sales happen at the drive-thru, and at our drive thru locations, more than 60% of sales happen at the drive-thru. As a result, the majority of our packaging leaves our restaurants with the guest. Further, according to CREST® data for 2015, only 18% of our guests consume what they purchase from Dunkin' Donuts on site in our restaurants (lower than the industry average for Quick Service Restaurants, which is at 27%) which means that 82% of our guests consume what they purchase offsite – either in their home, their car or their office. As such, some of our locations may not have enough material to recycle to "offset" the resources invested in a recycling program, including a contract with a recycling hauler, second dumpster, crew training, etc.
- **Recycling presents multiple operational complexities**. Our U.S. restaurants come in all shapes and sizes and have different formats, and for many, space in both front- and back-of-house to install additional waste bins is limited or unavailable. Many of our restaurants in crowded urban areas do not even offer seating and lack space for an extra (or larger) trash corral and recycling



dumpster in the back of the store, which is frequently mandated by municipalities if restaurants elect to recycle. Recycling can also present a food safety challenge in our restaurants. For example, in 2014, we piloted a foam cup recycling program in our company-owned restaurants. Because most of our beverages are consumed as carry-out items, very few of our cups are disposed of by guests at the restaurant. As a result, we experienced low guest participation throughout the in-store recycling program. Despite signage and guest education by crew members, we found continuous problems with commingling of recycling and trash, which presented a challenge for our crew members in charge of waste removal.

- **Implementing a recycling program is extremely resource-intensive, often for little return on investment.** Because Dunkin' Donuts U.S. franchisees are independent owners and operators of their restaurants, they are individually responsible for waste removal for each of their restaurants. Dunkin' Brands does not manage those contracts or relationships. As a result, each franchise owner who is interested in setting up an in-store recycling program must conduct research and reach out to and negotiate contracts with his or her waste and recycling haulers. Depending on the size of their network, the franchisee may have multiple haulers. Further, each store must be retrofitted with new cabinetry and signage to accommodate the recycling units. However, because most of the packaging leaves the restaurant and therefore is not recycled in store, the franchisee is unlikely to see immediate – if any – return on his or her investment.

Identifying Solutions

Although we cannot mandate recycling in our restaurants, Dunkin' Brands is committed to providing Dunkin' Donuts franchisees with the tools for environmental stewardship in their restaurants. To this end, we have made available an in-restaurant recycling toolkit for franchisees who wish to implement a recycling program in their restaurants. The detailed toolkit provides franchisees with practical tips and tools – like how to evaluate their waste, identify and reach out to recycling haulers, and negotiate the best rates and contracts. In advance of the toolkit launch, our design team designed two new condiment stations for our U.S. restaurants that include recycling bins and instructions for proper disposal of recyclables.

In 2014, we also made composting guidelines available to franchisees who wish to compost organic waste from their restaurants. We know that there is interest in composting coffee grounds as well, and while we have explored a coffee ground recycling program for our system, we have not been able to find a cost-effective option at scale for our franchisees. As such, we are exploring creating a coffee ground recycling toolkit for franchisees who want to identify and implement a local solution.

Lastly, we have intensified our outreach efforts around DD Green Achievement, Dunkin' Donuts' sustainable restaurant program launched in 2014. DD Green Achievement provides a framework for franchisees who want to open new or remodeled energy- and water-efficient restaurants. In order to be designated as DD Green Achievement, franchisees must select from a menu of different strategies to achieve a required number of points. One of these strategies is implementing a recycling program, and of our 90 DD Green Achievement restaurants across the country, more than a third have implemented recycling. The DD Green Achievement program will also allow us to effectively track of how many of our restaurants are recycling.



Exhibit C

DUNKIN' BRANDS CORPORATE SOCIAL RESPONSIBILITY REPORT (2013 – 2014)

[See attached]









Broadening Our Horizons

Dunkin' Brands 2013 - 2014 Corporate Social Responsibility Report

In this report...

CEO Letter

About This Report

About Dunkin' Brands

Materiality Assessment

Progress on 2012 Goals

2015-2016 Goals

Engaging Our Stakeholders

Our Guests

Dunkin' Brands Global Menu Strategy and Nutrition Framework
Our Commitment to Food Safety
Guest Feedback

Our Planet

Sustainable Packaging
Sustainable Building
Energy and Climate
Sustainable Sourcing

Our People

Our Employees
Diversity and Inclusion
Life and Culture
Training and Professional Development
Our Franchisees and Licensee Partners

Our Neighborhoods

The Dunkin' Donuts & Baskin-Robbins Community Foundation
Employee Giving and Volunteerism
Charitable Partnerships

Governance and Ethics

Corporate Governance
Ethics and Compliance
Public Policy
Trade Association Memberships

GRI Index: Please visit www.dunkinbrands.com/responsibility to download the 2013-2014 CSR Report GRI Index

Dear Stakeholders,
Welcome to Dunkin' Brands' third Corporate Social Responsibility (CSR) Report, *Broadening Our Horizons*, in which we share our sustainability efforts over the past two years and our vision for the future.



Nigel Travis
Chairman and CEO
Dunkin' Brands, Inc

This report highlights both our progress to date as well as our new goals in areas such as sustainable building, nutrition and sourcing Throughout this report, we strive to offer our stakeholders a comprehensive view of our company, our operations, our franchised business model and our global approach

The world in which we operate is increasingly complex consumers are seeking new levels of transparency around the ingredients in their food and the manner in which those ingredients are sourced, our supply chain faces increasing complexities as we expand to new countries, and climate change continues to affect our planet's natural resources, including some of the key commodities we source In the face of these evolving challenges, we remain committed to producing high quality products, sourcing our ingredients and materials responsibly, managing and improving the footprint of our operations, and positively impacting the communities in which we operate

In our 2012 report, we set some ambitious goals for our Baskin-Robbins pink spoon and our Dunkin' Donuts foam cup, two iconic symbols of our brands We are pleased we were able to begin transitioning the spoons in our U S Baskin-Robbins restaurants to a #5 polypropylene plastic in late 2014 Our journey to find an alternative to the foam cup has spanned more than seven years, during which we have examined every commercially available cup and material Based on our efforts to date, we believe recyclable cups are the best available alternative to foam and have tested a #5 polypropylene plastic recyclable cup in several communities in the U S Our goal in the 2012 Report was to roll out a recyclable alternative to the foam cup that met our cost, performance and environmental criteria by 2014 or 2015 Reaching this goal has been very difficult for a variety of reasons, which we will detail in this report, and we have not yet identified a final alternative to our current foam cup Based on additional testing throughout the next several months, we expect to make a decision regarding which cup we will transition to and to commit to a timeline for that transition by the end of 2015

At Dunkin' Brands, we remain committed to reducing our footprint not only from our packaging, but throughout our business.

I am pleased to announce that in 2014, we launched DD Green Achievement™, a program designed to help our U.S. Dunkin' Donuts franchisees build sustainable, energy-efficient restaurants. We are setting a goal of 100 new DD Green Achievement restaurants by the end of 2016, and by the end of this year, we also plan to launch DD Green Achievement for U.S. Dunkin' Donuts restaurant remodels. Additionally, we recently issued Sustainable Palm Oil Guidelines and outlined our plan to source 100% sustainable palm oil by 2016 for our U.S. operations. In other product news, in 2014 we introduced Dunkin' Donuts 30% Rainforest Alliance Certified™ Dark Roast coffee, our first national launch of a certified coffee since the launch of our Fair Trade Certified™ espresso in 2004. We also met our goal of transitioning 5% of the eggs for our U.S. Dunkin' Donuts breakfast sandwiches to cage-free eggs, and in this report, we're pleased to announce new goals around cage-free eggs and gestation crate-free pork. We will also roll out our new DDSMART® guidelines in 2015 to help our guests identify better-for-you menu choices at our U.S. restaurants.

Lastly, we'll share an update on our community efforts – from employee volunteerism to charitable partnerships and the work of The Dunkin' Donuts & Baskin-Robbins Community Foundation (DDBRCF). In 2014, The DDBRCF made its largest grant yet, a $1 million three-year grant to Feeding America® to help fight hunger in the U.S.

Increasingly, as I travel the world on behalf of Dunkin' Brands, I am asked about sustainability and about our efforts to be a responsible retailer. My answer to these questions is that we are proud of the progress we have made toward achieving our goals, but we know there is always more to be done, and we remain committed to continuous improvement.

We invite you to provide feedback on this report by contacting CSR@dunkinbrands.com.

Sincerely,

Nigel Travis

Nigel Travis
Chairman and CEO
Dunkin' Brands, Inc.

About This Report

Report Profile, Scope and Boundary

This is Dunkin' Brands' third Corporate Social Responsibility (CSR) Report. Previous reports were published in 2010 and 2012 and are available for download on the Responsibility section of Dunkin' Brands' website.

Dunkin' Brands publishes CSR Reports on a biannual basis. Data, case studies and information in this report pertain to our fiscal years 2013 and 2014 (January 1, 2013 – December 27, 2014). This report covers our U.S. corporate operations, including our corporate headquarters and domestic owned and operated facilities. Where we can, we share information and data from our U.S. franchised restaurants, and franchisee-owned and operated Central Manufacturing Locations (CMLs) and National Distribution Commitment Partnership, LLC (NDCP). All references to currency are in U.S. dollars, unless otherwise noted.

As an increasingly global company, we also share some information, where available, on our international supply chain and operations. Due to our franchised business model and differences in our U.S. and international tracking and reporting systems, some data is unavailable for our international operations. In cases where data is unavailable, we have made disclosures in this report.

This report was produced in accordance with the Global Reporting Initiative (GRI) G3.1 Sustainability Reporting Guidelines, and we have self-declared an application Level B. Please refer to the GRI Content Index (www.dunkinbrands.com/responsibility) for a listing of all standard disclosures covered in this report.

Content and Materiality

To determine the content for this report, we conducted a materiality assessment to identify the sustainability issues most material to our business and our stakeholders. You can read more about our process for materiality on page 9.

Assurance

An internal review of all data and assertions contained in this report was conducted by Dunkin' Brands internal subject matter experts to ensure accuracy of the content, and all members of Dunkin' Brands' Leadership Team reviewed and approved the report. Dunkin' Brands does not have a policy regarding external assurance, and this report was not externally verified by an independent third party.

We welcome your feedback on this report. Please contact us at CSR@dunkinbrands.com, or CSR Department, Dunkin' Brands, Inc., 130 Royall Street, Canton, MA 02021.

About Dunkin' Brands

Dunkin' Brands Group, Inc. (Nasdaq: DNKN), headquartered in Canton, Mass., is the parent company of two of the world's most recognized and loved brands: Dunkin' Donuts™ and Baskin-Robbins™.


60+ YEARS
leading the "Quick Quality" segment of the food and beverage industry
DUNKIN' DONUTS
11,300+
Dunkin' Donuts® restaurants in
36 COUNTRIES
baskin robbins
7,500+
Baskin-Robbins® restaurants in
49 COUNTRIES

1,700+
Dunkin' Brands franchise owners and operators in the U.S. and

180
international partners

$9.8 BILLION
in franchisee-reported sales in 2014

$0.7 BILLION
Company revenues in 2014

As one of the world's leading franchisors of quick service restaurants (QSR) and with nearly 19,000 points of distribution in **60 countries** worldwide, we strive to be recognized as a company that responsibly serves our guests, franchisees, employees, communities, business partners and the interests of our planet. Our commitment is: **Serving Responsibly**.

Since our 2012 report, Dunkin' Brands has continued to enjoy tremendous growth, both in the U.S. and internationally. The company opened **790** and **704** net new restaurants globally in 2013 and 2014, respectively.

Our business model of nearly 100% franchise restaurant operations in the U.S. and internationally has implications for how we report on our business.

Baskin-Robbins' grand opening party in Mansly, Queensland, Australia (October 2014)

In the U.S., our franchise operators are typically small business owners with a passion for, and dedication to, operational excellence, as well as a demonstrated ability to build a high-performing organization. We provide our franchisees with extensive training and a dedicated team of professionals who support development, construction, operations and marketing, as well as instant access to marketing tools. We also provide our franchisees with the resources they need to operate more sustainable restaurants, including toolkits and optional programs for waste and energy reduction. For more information, please visit Our Planet.

While our franchisees follow Brand guidelines for menu offerings, restaurant look and feel and protocol for guest interaction, they are ultimately independent operators of their restaurants. Routine business decisions, including the hiring of staff, the purchasing and maintenance of equipment, management of water and energy use, and involvement with the community, are made at the local level by individual franchisees.

In addition to owning and operating their restaurants, most franchisees own and operate their own production facilities. Centralized Manufacturing Locations (CMLs) are franchisee-owned and -operated facilities for the production of donuts and bakery goods. The CMLs deliver fresh baked products to Dunkin' Donuts restaurants on a daily basis and are designed to provide consistent quality products while simplifying restaurant-level operations. As of December 27, 2014, there were **117 CMLs** of varying sizes and capacities in the U.S. and approximately **160 CMLs** internationally.

The majority of our U.S. franchisees:

- Buy or lease the land for their restaurants
- Contribute to Dunkin' Brands' revenue stream through initial franchisee fees and royalty fees on sales
- Typically own more than one franchise, with an average of seven restaurants per Dunkin' Donuts franchisee and two restaurants per Baskin-Robbins franchisee

Dunkin' Donuts franchisees purchase all of the supplies for their restaurants – including product, equipment, and packaging and other dry goods – from the National DCP, LLC (NDCP), a nonprofit, franchisee-owned and -operated cooperative with distribution centers across the country. The NDCP is the exclusive procurement and distribution entity for support of the Dunkin' Donuts brand and sources from suppliers approved by Dunkin' Brands.

Baskin-Robbins franchisees source their products both from the NDCP and directly from our approved dairy suppliers. You can read more about Dunkin' Brands' sourcing strategy in Our Planet.

Dunkin' Brands also operates a small number of company-owned/operated restaurants across the United States. Our 41* company-owned/operated restaurants, based primarily in the Northeast region and in Dallas, Texas, give us an opportunity to test new products and concepts, including sustainability initiatives that may be adopted by our franchised restaurants.

*Number on December 27, 2014

Internationally, our business is primarily conducted via joint ventures or country or territorial license agreements with "master franchisees" that operate and, in some instances, sub-franchise the brand within their defined territory. International franchisees have access to support teams including development and construction personnel, operational support professionals, training managers and field marketing managers.

International Dunkin' Donuts franchisees are responsible for sourcing their own supplies, subject to compliance with Dunkin' Brands' standards. In certain countries, our international franchisees purchase everything locally while others may purchase supplies from the NDCP. Where supplies are sourced locally, franchisees are required to adhere to Dunkin's Brands supplier approval guidelines. In addition, we assist our international franchisees in identifying regional and global suppliers, and help leverage purchasing volume for pricing advantages and product continuity.

The Baskin-Robbins ice cream manufacturing network is comprised of nine facilities worldwide that are approved to supply our international markets with ice cream products. The majority of our international licensee partners are supplied by an approved contract manufacturer in the U.S. Certain international licensee partners rely on Dunkin' Brands-approved contract manufacturers in Ireland and Canada. Baskin-Robbins restaurants in India and Russia are supplied by master franchisee-owned facilities in those respective countries, while the restaurants in Japan and South Korea are supplied by joint venture-owned facilities located within each country.

Our international franchisee and licensee partners:

- Buy or lease the land for their restaurants
- Contribute to Dunkin' Brands' revenue stream through initial franchisee fees and royalty fees on sales; some Baskin-Robbins franchisees also contribute to our revenue stream by purchasing ice cream directly from us


COFFEE & MORE

Cutting the ribbon at Harrow – our first store in the UK
Dunkin' Brands Chairman and CEO Nigel Travis, along with Dunkin' Donuts Franchisees Perry Shah, Ram Javia, Neil Patel and Guarang Patel

Because the ability to execute our U.S. strategy is dependent upon the strength of our relationships with our franchisees, we maintain a multi-tiered advisory council system to foster an active dialogue with franchisees. The advisory council system provides feedback and input on all major brand initiatives and is a source of timely information on evolving consumer preferences, which assists new product introductions and advertising campaigns. Our international franchisee and licensee partners are supported by our regional staff and participate in annual regional meetings with Dunkin' Brands leadership. For more information on how Dunkin' Brands engages franchisees and other stakeholders, please visit Engaging Our Stakeholders

Materiality Assessment

While Dunkin' Brands reports biannually, we engage in an ongoing discussion of our material issues and our CSR strategy throughout the year. Dunkin' Brands' CSR team provides quarterly sustainability updates to the company's leadership team, which includes a review of material issues and an update on progress made against our goals.

Stakeholder Engagement on Material Issues

Dunkin' Brands regularly engages with internal and external stakeholders to obtain their perspective and input on material issues, and their feedback helps us continue to evolve our sustainability strategy. Examples of engagement with external stakeholders in 2013 and 2014 include:

- Dunkin' Brands has been a member of Ceres, a nonprofit organization that mobilizes investors, companies and public interest groups to expand the adoption of sustainable business practices, since 2010. We participate in multi-stakeholder calls convened by Ceres on a biannual basis to review our material issues, evaluate our priorities and identify emerging issues. In 2014, we engaged the stakeholder group in a discussion around sustainable sourcing, focusing on some of our key commodities -- cocoa, coffee, dairy and palm oil. The stakeholder group recommended Dunkin' Brands develop a sustainable sourcing strategy, including outlining commodity-specific approaches. While we know this will be a resource-intensive undertaking, we agree with the stakeholder group that this work is a priority and have outlined our next steps in this report. Please visit Our Planet for more details.

- Dunkin' Brands also engages with groups on specific sustainability issues and projects. In 2014, we worked closely with the World Wildlife Fund to craft our Sustainable Palm Oil Guidelines and the Humane Society of the United States to help establish our new animal welfare goals. In both 2013 and 2014, we worked with fellows from the Environmental Defense Fund's (EDF) Climate Corps program to identify opportunities for better energy management at our facilities and restaurants.

Materiality Process

To determine content for this report, we conducted a materiality assessment using both internal and external inputs to prioritize our issues. Examples of inputs include:

Internal

- Company business and strategy plans
- Procurement and sourcing data
- Employee engagement survey results
- Guest feedback
- Past materiality assessments

External

- Existing and upcoming regulation facing our industry
- Traditional and social media audits of key issues surrounding our industry and our peers
- Social media channels across the industry
- Input from stakeholder engagement dialogues

We used these inputs to identify and prioritize our material issues. To confirm that we correctly identified the issues most important to the company and our stakeholders, we convened internal subject matter experts – from our leadership, supply chain, legal, marketing, culinary, government affairs and communications teams – to provide feedback. Ceres also reviewed our materiality grid to ensure stakeholder concerns were taken into consideration.

Dunkin' Brands 2014 Materiality Assessment

Interest to Stakeholders (vertical axis, increasing upward); Interest to Business (horizontal axis, increasing rightward)

Nutrition ◦ Portion Size	**Governance & Ethics** • Executive Compensation **Sourcing** • Deforestation • Animal Welfare (Cage-free Eggs, Gestation Crate-free Pork) **Environmental Footprint** • Carbon Footprint/ GHG Emissions **Nutrition** • Nanotechnology ◦ GMOs ◦ Artificial Colors	**Product Quality & Safety** **Packaging** • Foam Cup, Pink Spoon, Recycling **Nutrition** • Choice, Transparency, Sugar, Sodium **Sourcing** • Coffee • Palm Oil • Animal Welfare (Hormones and Antibiotics) • Human Rights, Child Labor, Forced Labor **Environmental Footprint** • Energy and Water Reduction **Workplace Practices** • Franchisee Relations • Labor Practices, Health & Safety • DBI Employee Engagement & Support
Corruption	**Environmental Footprint** • Water Use/Scarcity • Waste Management • Organic Waste **Workplace Practices** • Diversity (Workplace, Supplier) ◦ Advertising **Nutrition** • Caffeine	**Governance & Ethics** ◦ Public Policy **Guest Engagement** • Feedback Mechanisms **Environmental Footprint** ◦ Sustainable Building Materials **Community Engagement** • DD & BR Community Foundation **Sourcing** • Other Commodities (Cocoa, Sugar, Tea, Dairy) **Data Protection and Privacy**
Environmental Footprint ◦ Alternative Energy		**Environmental Footprint** • Fleet Efficiency **Other Packaging** ◦ K-Cups

At the start of each chapter of this report, we have identified the relevant material issues addressed in that chapter.

Progress on 2012 Goals

Achieved
Partially Achieved
In Progress/Ongoing
Not Achieved

NUTRITION

Goal	Detail/Narrative
Launch a gluten-free donut and a gluten-free muffin as an optional program nationwide by the end of 2013	OUR GUESTS, p. 19
In 2013 and 2014, offer a minimum of two BR Flavor of the Month flavors and four prepack feature flavors that meet BRight Choices	OUR GUESTS, p. 20
By the end of 2015, reduce sodium by 10% across the entire Dunkin' Donuts menu	OUR GUESTS, p. 19

SUSTAINABLE PACKAGING

Goal	Detail/Narrative
Complete testing of Baskin-Robbins pink spoon alternatives with plans to transition to a more sustainable material brand-wide by the end of 2013	OUR PLANET, p. 27
Expand in-store foam cup recycling program to all company-owned Dunkin' Donuts restaurants in 2013 with a goal to achieve an initial recycling rate of 5% by 2015	OUR PLANET, p. 26
Explore methods for measuring reuse rates for hot reusable mug program	OUR PLANET, p. 27
Roll out an alternative cup that meets our cost, performance and environmental criteria within 2-3 years	OUR PLANET, p. 26

SUSTAINABLE BUILDING

Goal	Detail/Narrative
Develop a DD Green store certification program with goals established through 2016	OUR PLANET, p. 29
Establish a baseline for energy and water usage for Dunkin' Donuts franchised restaurants and set reduction targets by 2015	OUR PLANET, p. 34

ENERGY AND CLIMATE

Goal	Detail/Narrative
Establish a complete energy use/GHG emissions baseline for scopes 1 and 2 in 2013	OUR PLANET, p. 33
Join the Fleets for Change GHG emissions reduction initiative for our corporate fleet in 2013	OUR PLANET, p. 32
Commit to setting GHG reduction targets for scopes 1 and 2 in our 2014 CSR report	OUR PLANET, p. 33

SUSTAINABLE SOURCING

Goal	Detail/Narrative
Revise and communicate new supplier code to U.S. suppliers by the end of 2013	OUR PLANET, p. 36
Work with our suppliers to develop a plan to source 100% sustainable palm oil by 2020	OUR PLANET, p. 37
Achieve 5% cage-free eggs in 2013; develop a plan by the end of 2014 to increase our percentage of cage-free eggs and to establish a timeline for eliminating gestation crates	OUR PLANET, p. 37

OUR PEOPLE

Goal	Detail/Narrative
Achieve a 3% improvement in overall employee satisfaction on our next corporate employee engagement survey in 2014	OUR PEOPLE, p. 44
Establish and implement a diversity and inclusion strategy by end of 2014	OUR PEOPLE, p. 42
Launch a new learning management system in 2013	OUR PEOPLE, p. 46

2015 - 2016 Goals

NUTRITION	Detail/Narrative
Reduce the sodium content in our U.S. Dunkin' Donuts menu by 10% by December 31, 2015 (goal set in 2012)	OUR GUESTS, p. 19
Reduce the sugar content in our U.S. Dunkin' Donuts beverage portfolio by 10% by December 31, 2017	OUR GUESTS, p. 19
Implement new DDSMART guidelines, including calorie, sugar, sodium and saturated fat thresholds by December 31, 2015	OUR GUESTS, p. 19
Test new Baskin-Robbins smoothies with a reduced amount of sugar and calories in the U.S. by the end of 2015	OUR GUESTS, p. 20

SUSTAINABLE PACKAGING	
Identify an alternative to our current foam cup and establish a phased implementation plan and timeline for that transition in the U.S. by the end of 2015	OUR PLANET, p. 25

SUSTAINABLE BUILDING	
Open 100 new DD Green Achievement restaurants by the end of 2016 in the U.S.	OUR PLANET, p. 29
Launch Phase 2 of DD Green Achievement for U.S. Dunkin' Donuts remodels by the end of 2015	OUR PLANET, p. 29
Increase single-stream recycling rates at our corporate headquarters by 15% by the end of 2016	OUR PLANET, p. 30

CLIMATE AND ENERGY	
Establish 2020 and 2025 energy and scope 1 and scope 2 GHG emission reduction targets, to be published in our next report	OUR PLANET, p. 34
Conduct a comprehensive review of energy reduction efforts in our corporate facilities between 2010-2016 and publish results in our next report	OUR PLANET, p. 34
Publish an interim progress report on DD Green Achievement in 2016, including baselines for energy and water use, reduction targets and achievements to date	OUR PLANET, p. 34

SUSTAINABLE SOURCING	
Issue a global sustainable paper and pulp policy for Dunkin' Donuts and Baskin-Robbins by the end of 2016	OUR PLANET, p. 37
Source palm oil that is 100% fully traceable to the mill by December 31, 2015 for our U.S. operations	OUR PLANET, p. 37
Source palm oil that is 100% fully traceable to the plantation, RSPO certified and compliant with Dunkin' Brands' Responsible Palm Oil Principles by December 31, 2016 for our U.S. operations	OUR PLANET, p. 37
Source 10% of the eggs for U.S. breakfast sandwiches from cage-free sources by December 31, 2016; Map our international supply chain to understand the feasibility of transitioning to 100% cage-free eggs globally, and based on the assessment, establish a global target with interim deliverables	OUR PLANET, p. 37
Eliminate gestation crates from our U.S. pork supply chain by 2022, and develop interim deadlines in the meantime to ensure positive progress	OUR PLANET, p. 37

OUR PEOPLE	
Pilot employee training to build cultural awareness and intelligence in 2016	OUR PEOPLE, p. 47
Hold Dunkin' Brands' inaugural People First Summit in 2015 to provide franchisees a forum to learn from industry experts and share best practices on people management	OUR PEOPLE, p. 47

Engaging Our Stakeholders

At Dunkin' Brands, we believe ongoing engagement with a broad range of stakeholders – including our franchisees, employees, guests, shareholders and regulators – is critical to our long-term success. We employ a range of mechanisms to ensure we are communicating regularly and transparently on the issues that matter most to our stakeholders.

Issues of Importance to Stakeholders:

Franchisees

- R&D/product innovation
- Dunkin' Brands strategy
- Costs and profitability
- Nutrition and menu labeling
- Packaging
- Staffing and workforce issues
- Operational efficiency
- Guest satisfaction
- Government affairs

Engagement Mechanisms:

At Dunkin' Brands, the advisory council system provides a forum for feedback from our U.S. franchisees. All franchisees participate in district level advisory councils, and elected franchisee representatives participate at the regional and brand advisory councils. Together with representatives from Dunkin' Brands, advisory council leaders and key functional subcommittees focus on issues that impact franchisees and the brand – from new product innovation to regulatory issues. Our international franchisee and licensee partners are supported by our regional staff. Every year, we hold regional meetings during which Dunkin' Brands leadership presents brand strategy and key initiatives for the year to international franchisee and licensee partners.

Dunkin' Brands maintains Franchisee Central, an informational portal for franchisees, and a 24/7 dedicated emergency hotline, as well as the Navigator, which franchisees can call with questions or to report issues with products and supplies. Once a week, we send our franchisees an email newsletter with the latest information on business strategy, supply and operational updates and restaurant news.

Dunkin' Brands supports franchisees worldwide in areas including development, design and construction, operations and marketing. Every month, restaurants in the U.S., Canada and the Caribbean receive a Readiness Kit, which provides them with necessary materials to prepare for the next marketing push supporting new menu offerings.

We also publish *Common Grounds* and *BR Blast*, monthly best practice focused newsletters for Dunkin' Donuts and Baskin-Robbins U.S. franchisees.

While our franchisees hire and manage their own employees, none of whom are employees of Dunkin' Brands, we recognize that staffing and workforce issues are important issues for our franchisees. As such, we provide general workforce news, trends and guidelines as a courtesy to our franchisees.

Employees

- Dunkin' Brands strategy
- Professional development
- Benefits
- Compensation
- Diversity
- Company culture

Dunkin' Brands employs a broad array of communications to reach corporate and field-based employees. All employees have access to our online portal, which contains information on our company, benefits, policies and most recent news. Every week, we publish an internal e-newsletter, *The Insider*, which provides employees with the latest news on our brands, upcoming company events and trainings, and any updates on benefits or company policies. CEO Nigel Travis also records a weekly voicemail for all employees, which summarizes the most important company news from the week. At our corporate headquarters, updates on company events and trainings are posted to TV screens strategically placed in high-traffic areas. From our headquarters, we also conduct live, in-house webcasts about our quarterly earnings information and other important announcements to provide opportunities for employees to engage with leadership on issues related to the business.

On a biannual basis, we conduct an employee engagement survey to measure our employees' level of commitment to their work and the company. The results from this survey enable us to develop targeted strategies for continuous improvement. We also maintain an ethics hotline through which employees can report ethics violations.

Employees take part in quarterly professional development conversations with their managers to ensure progress on goals.

Guests

- Food quality and safety
- Nutrition
- Product prices/value
- Product innovation/ new product launches
- Restaurant experience

Dunkin' Brands communicates with our guests through a variety of online and offline mechanisms, including our U.S. and international brand websites and Facebook, Twitter and YouTube pages. In 2014, we launched our Spanish language U.S. website, www.dunkinlatino.com, and Twitter handle. In the U.S.,we also engage our guests through our Dunkin' Donuts mobile application and our *Behind The Beans* blog. Around the world, we engage our guests through TV, radio and print advertising campaigns.

Our guest satisfaction survey, distributed to all guests in the U.S. via their purchase receipt and available in both English and Spanish, helps us assess customer satisfaction with restaurant operations, such as product quality, restaurant cleanliness and customer service. Guests in the U.S. can also contact our consumer care team via phone, email, or on our social media channels with any questions or concerns.

A guest satisfaction survey is also available in China, the United Arab Emirates and the United Kingdom, and we plan to make the survey available in more markets starting in 2015.

Shareholders

- R&D/innovation
- Earnings and profitability
- Risk and reputation
- Nutrition
- Supply chain sustainability

We maintain an investor website and hold quarterly earnings calls and an annual Investor and Analyst Day. Shareholders have mechanisms for contacting Dunkin' Brands' Investor Relations Department and Board of Directors, including an investor hotline and email inbox that are monitored daily.

Local Communities

- Community relations
- Charitable contributions
- Volunteerism

As neighborhood institutions, our Dunkin' Donuts and Baskin-Robbins restaurants play an important role in their communities around the world. In the U.S., through The Dunkin' Donuts & Baskin-Robbins Community Foundation (DDBRCF), we provide grants to national and local organizations that promote hunger relief, children's health and safer neighborhoods. In 2014, The DDBRCF held its first-ever national Week of Service, during which nearly 2,000 crew members and employees volunteered in communities around the country.

Internationally, many of our franchisee and licensee partners are also active in their communities, volunteering their time and providing funds to organizations that make an impact in their communities. For more detail on our U.S. and international community efforts, please visit Our Neighborhoods.

Dunkin' Brands takes community relations issues very seriously. We invite members of the community to provide feedback through our U.S. consumer care team, and we address grievances and identify solutions with our franchisees and leadership team globally.

Elected Officials

- Nutrition/food policy
- Product quality and safety
- Employment-related issues
- Packaging sustainability
- Supply chain/transparency

Dunkin' Brands maintains a Washington, D.C. office whose staff – along with a network of regional lobbyists retained by the company – is dedicated to lobbying on behalf of the company and our franchisees.

In addition to lobbying on Capitol Hill on various issues – from menu labeling to labor regulations and health care reform – our Washington, D.C. team frequently attends meetings and receptions with elected officials and their staff.

Per the Lobbying Disclosure Act of 1995, Dunkin' Brands prepares and files quarterly lobbying reports recording any conversations between our lobbyists and covered elected officials.

Trade Associations

- All issues facing restaurants related to:
  - Food and nutrition
  - Labor and workforce
  - Tax and commerce
  - Sustainability

Through membership in trade associations like the National Restaurant Association, International Franchise Association, and National Retail Federation/National Council of Chain Restaurants, Dunkin' Brands represents the interests of both the company and the industry on Capitol Hill.

In addition to attending annual meetings and conferences with trade association leadership and industry peers, we lobby on Capitol Hill and in state legislatures, attend meetings with legislators, host receptions and fundraisers, and submit testimony.

Material issues addressed in this chapter:

- Product Quality and Safety
- Nutrition
- Guest Engagement and Feedback Mechanisms

Wherever they are in the world, our guests come to Dunkin' Donuts and Baskin-Robbins restaurants for the same reason: to enjoy high quality, great tasting products in a convenient, friendly setting.


OUR GUESTS

We always strive to provide our guests with superior choice, quality and service at a great value.

Across Dunkin' Brands, our culinary, consumer insights and marketing teams work together to identify the latest lifestyle trends and food and beverage innovations. Our guests also provide feedback to ensure we're meeting their expectations – whether they're looking for a great cup of coffee to start their day, a breakfast sandwich to sustain them through the morning or a sweet treat to reward themselves in the afternoon.

To help our guests make informed decisions about their dining experience, the ingredients, allergen and nutritional information for our U.S. core products is available on our Dunkin' Donuts and Baskin-Robbins websites. Our consumer care team is also available to provide additional details.



Dunkin' Brands Global Menu Strategy and Nutrition Framework

Menu Development

As a global company with restaurants on five continents, our goal is to have brands that are authentic and culturally relevant, while staying true to our roots – and we believe this starts with our menu. Many factors influence our global menu strategy, including local tastes and customs, product and ingredient availability, and local regulations. Many factors influence our global menu strategy, including local tastes and customs, product and ingredient availability, and local regulations.

Our culinary team travels around the world to get inspiration for new menu offerings. In the U.S., Dunkin' Brands designs the menus for Dunkin' Donuts and Baskin-Robbins restaurants. In addition to our core menu, we introduce approximately 40 new Dunkin' Donuts products throughout the year, either seasonally, as limited time offerings, or as permanent menu choices. Our Baskin-Robbins team also introduces seasonal menu items and unique ice cream cakes, and features a Flavor of the Month.

Internationally, our franchisee and licensee partners must offer core menu items – like coffee and donuts in Dunkin' Donuts restaurants, and hard ice cream and ice cream cakes in Baskin-Robbins restaurants – so that our guests know that wherever they go in the world, they can get a great cup of Dunkin' Donuts coffee or a scoop of Baskin-Robbins Cookies 'n Cream™ ice cream.

Beyond the core menu, our international franchisee and licensee partners independently create customized offerings with input and recommendations from Dunkin' Brands. Market-led menu development is an important part of our business strategy: knowing what will resonate with our guests regionally and providing them an experience they can enjoy within the context of their culture is critical to our success both in new markets and markets in which we have operated for many years. For example, when we opened our first restaurant in London in 2013, our menu included the Bacon Buttie, Britain's beloved classic bacon sandwich.

DUNKIN' DONUTS
CROISTRAMI™

The Dunkin' Donuts Croistrami is a perfect example of the cross-border innovation and collaboration that takes place in our international markets. Originally crafted in Chile, the pastrami sandwich on a croissant has broad appeal internationally. Recognizing its potential for success, our partners in the UK, Sweden and Georgia all offer the Croistrami in their restaurants.




OUR GUESTS

Choice and Transparency

At Dunkin' Brands, we recognize the importance of transparency. We know our guests want information about the ingredients used in our food and beverages so they can make decisions that fit their lifestyle and dietary preferences.

Our guests can find nutrition information, such as calorie, sugar and fat content for each U.S. menu item, and obtain ingredient statements and information about allergens in Nutrition Catalogs on DunkinDonuts.com and BaskinRobbins.com. These Nutrition Catalogs are available for online browsing and for full download. We are also in the process of enhancing and broadening our in-store, online, mobile and marketing communication to make access to nutrition information even easier. Internationally, some of our partners also make nutrition information available in the local language on their regional Dunkin' Donuts and Baskin-Robbins websites.

Dunkin' Brands supports federal menu labeling regulation. In December 2014, the U.S. Food and Drug Administration (FDA) announced new rules requiring restaurants with 20 or more locations to disclose calorie counts on their menus and menu boards. We believe these rules will help us provide our guests with clear, accessible nutrition information.

Nutrition and Better-For-You Products

Nutrition remains a key priority for Dunkin' Brands. In 2010, we established a long-term goal to continue to look for ways to incorporate better-for-you choices on Dunkin' Donuts and Baskin-Robbins menus.

Our Nutrition Advisory Board, comprised of leading experts on nutrition and health and wellness, helps us understand and stay ahead of health and wellbeing trends so we can better meet the evolving needs of our guests. The board informs us of new developments in nutrition science and health-related research that impact our product portfolio, and provides us with a valuable external perspective as we develop and reformulate products and enhance the overall nutritional value of menu choices in our U.S. restaurants.

Dunkin' Donuts

Dunkin' Donuts is committed to offering great-tasting food and beverages that meet many different dietary needs. In 2012 we set a goal to reduce sodium by 10% across the entire U.S. Dunkin' Donuts menu by the end of 2015. We have reached 25% of this goal by reducing the sodium in our hot chocolate, ham and egg. We continue to test sodium reductions in other menu items in order to achieve our stated goal by the end of 2015. In addition, we are committing to reducing the sugar content in our U.S. Dunkin' Donuts beverage portfolio by 10% by December 31, 2017.

To help our guests identify better-for-you menu choices at our U.S. restaurants, we developed the Dunkin' Donuts DDSMART® menu. Today, all U.S. DDSMART items meet at least one of the following criteria: 25% fewer calories or 25% less sugar, saturated fat or sodium than comparable products on the menu; and/or contain an ingredient or nutrient that is nutritionally beneficial. In 2013 and 2014, we launched multiple DDSMART items in the U.S., including a new Egg White Veggie Multigrain Flatbread Sandwich, Multigrain Flatbread and Whole Wheat Bagel. We're happy to report both our Multigrain Flatbread and Whole Wheat Bagel earned the Basic Stamp from the Whole Grains Council, a certification for products containing at least a half serving (8 grams) of whole grain.

Internationally, some of our Dunkin' Donuts restaurants also offer better-for-you choices based on guest demand and product availability. In these markets, our franchisee and licensee partners establish customized better-for-you menu choices based on local nutrition regulations and dietary preferences. We are currently developing DDSMART global brand standards to guide individual markets.

In 2015, we will roll out a more user-friendly version of our U.S. DDSMART guidelines, which will provide our guests with great-tasting, quality products that meet certain nutrition guidelines, including thresholds for calories, saturated fat, sodium and sugar.

We continue to develop menu items to accommodate guests with food sensitivities, allergies and dietary restrictions. For guests looking for a non-dairy alternative, as of September 2014, we began offering almond milk in select Dunkin' Donuts restaurants in the U.S. In our last report, we set a goal to launch a gluten-free donut and a gluten-free muffin as an optional program nationwide by the end of 2013. In 2013, we tested a gluten-free Cinnamon Sugar Donut and Blueberry Muffin in select U.S. markets. After assessing the results of the test, sales numbers and feedback from our guests and our franchisees, we determined we are not in a position to successfully launch the products nationally. We recognize the importance of providing our guests with many options and remain committed to exploring ways to offer alternative choices for guests with dietary restrictions.


ALMOND MILK
NOW AVAILABLE
Almond Breeze

Dunkin' Donuts Approach to Product Development

The Dunkin' Donuts culinary, innovation and marketing teams collaborate to bring exciting new products to our restaurants year-round. All ideas are put through our new product development testing process to help bring to market the best possible products for our guests. This process helps us examine product ingredients, sodium and sugar levels and potential claims. Whether we're developing a DDSMART menu item or an indulgent treat, the result is a great-tasting product that is as authentic and high-quality as possible.

Baskin-Robbins

Our Baskin-Robbins **BRight Choices®** menu features better-for-you frozen treats such as Premium Churned Light ice cream (50% less fat compared to our regular ice cream), Premium Churned Reduced Fat No Sugar Added ice cream (25% less fat compared to our regular ice cream) and sorbet and frozen yogurt – all ranging from 80-140 calories per 2.5 ounce scoop.

In our last report, we set a goal to offer a minimum of two Baskin-Robbins Flavor of the Month flavors and four prepack feature flavors that meet BRight Choices criteria annually. We did not meet this goal due to a change in strategy to better meet the demands of today's guest. Today's guest wants us to address a variety of diet, health and allergen concerns and wants access to more lactose-free, dairy-free, no sugar added and Greek yogurt flavors. As such, in 2013 and 2014, we made the decision to offer better-for-you flavors meeting standards beyond our BRight Choices criteria, in order to offer more choice, accommodate guests with dietary restrictions, and focus on more broad-appeal flavors. We focused on new and innovative flavors like our Lactose-Free Honey Apple ice cream, No Sugar Added Chocolate Chocolate Chip ice cream, Super Yumberry Greek Frozen Yogurt and Dairy Free Chocolate Sorbet as alternatives to traditional ice cream selections – all of which address a wide variety of diet, health and allergen concerns. In 2015, we will be evolving our BRight Choices strategy to allow us to continue to innovate beyond the current standards.

We recognize that our guests will continue to seek better-for-you options, and for this reason, we're setting a new goal related to our Baskin-Robbins menu development: in 2015, we are committing to testing new U.S. Baskin-Robbins smoothies with a reduced amount of sugar and calories.

Meet the Dunkin' Brands Nutrition Advisory Board

Caroline Apovian, MD, FACP, FACN, Director of the Nutrition and Weight Management Center at Boston Medical Center, Professor of Medicine and Pediatrics at Boston University School of Medicine and author of *The Overnight Diet: The Proven Plan for Fast, Permanent Weight Loss,* and *The Age Defying Diet: Outsmart Your Metabolism to Lose Weight - Up to 20 Pounds in 21 Days! - and Turn Back the Clock*

Janice Newell Bissex, MS, RDN, co-founder, MealMakeoverMoms.com, nutrition consultant, food blogger, radio podcast host and author of *NO WHINE WITH DINNER: 150 Healthy, Kid-Tested Recipes from The Meal Makeover Moms*

Elizabeth Johnson, MS, RD, Principal and Founder of Food Direction, LLC, formerly Deputy Chief of Staff of the U.S. Department of Agriculture and Acting Under Secretary of Food Safety for the U.S. Department of Agriculture



Megan A. McCrory, PhD, Associate Professor, Department of Nutrition, Georgia State University

Aryeh D. Stein, MPH, PhD, Professor, Hubert Department of Global Health at the Rollins School of Public Health of Emory University and Affiliated Faculty in the Program in Nutrition and Health Science of the Laney Graduate School at Emory University



Our Commitment to Food Safety

Food safety continues to be a key priority for Dunkin' Donuts and Baskin-Robbins restaurants and our supply chain. We maintain and regularly update comprehensive Food Safety Systems, standards and requirements based on the latest Hazard Analysis and Critical Control Point (HACCP) principles, government regulations, industry best practices, and our own high standards. We review the health and safety impacts of our products and we develop strong relationships with our suppliers, distributors, manufacturing facilities, and franchisees to help ensure everyone is aware of and compliant with our food safety systems.

Food Safety In Our Restaurants

Dunkin' Brands' global food safety program remains focused on the prevention and elimination of all food safety risks in Dunkin' Donuts and Baskin-Robbins restaurants. Our franchisees must meet high quality and food safety standards as defined in our Retail Food Safety Systems Manual. Franchisees are required to conduct monthly safety self-assessments to review the effectiveness of food safety practices, and our operations managers also assess restaurant-level food safety during Restaurant Operations Reviews. Our consumer care and 24/7 franchisee hotline represent a critical component of our restaurant food safety system and incident management process. Cases related to food safety are reviewed by an internal team of experts and escalated to the appropriate team as needed, allowing us to respond appropriately and quickly.

Between 2013 and 2014, our U.S. and international operations teams made more than 55,000 visits to restaurants to assess the management of our food safety systems. We also implemented a global third-party assessment training program to supplement the operations team's visits and Food Safety Systems performance in the restaurants. In addition, our global QA/Food Safety team conducted market assessments in a number of international markets to identify potential issues.

Since 2013, we have implemented numerous other core food safety program updates, including:

- In 2014, we upgraded our global pest management standards for franchisees and their pest management providers.
- The NDCP extended the contract for our cleaning sanitation and food safety program with Procter & Gamble for our U.S. & Canada business; internationally, we continue to partner with Kay Chemicals.
- In 2014, we implemented a national allergen awareness program in our U.S. and Canada restaurants. As part of the program, all restaurants now display menu board signs asking guests to inform their server if someone in their party has a food allergy. Restaurants are also required to prominently display educational allergen awareness posters in areas reserved for crew members, and franchisees must ensure all new and existing restaurant employees receive training, including which products the crew members work with that contain allergens.



In December 2014, new food labeling regulations from the European Commission went into effect, which require clear labeling of 14 food allergens. Our regulatory and food safety teams audited our menu and produced materials – including a website, in-store binders and front-of-store allergen statements – for affected stores.

We added a new auditing and compliance program in our international Baskin-Robbins restaurants and international Dunkin' Donuts restaurants to consistently assess the restaurants for food safety risks.

We overhauled our food safety systems to comply with the updated FDA Model Food Code and most stringent food safety regulations, and updated our global food safety training offerings with new courses.

Dunkin' Brands abides by The Occupational Safety and Health Administration's (OSHA) Globally Harmonized System (GHS) for Hazard Communication. In 2013, we created new GHS classes on The U for our franchisees. We also provided our franchisees with guides to help them facilitate the required training of their employees.

In order to help prevent food safety crises in restaurants during natural disasters, we entered into a national contract with Nestlé Waters North America to provide fresh water to our restaurants in the event of a situation where municipal water becomes unsafe. We also secured a contract with a national disaster remediation and restoration company so that our franchisees can engage professional cleanup services in their restaurants. In addition, we strengthened our major incident process and retrained our team.

Food Safety In Our Supply Chain

We have strict quality and food safety standards and management systems for suppliers. New suppliers are subject to our qualification process, required to comply with our standards, must register with Dunkin' Brands' Quality Assurance team and complete our supplier food safety survey, and are subject to risk assessment. In 2014, we enhanced our global supplier qualification process and, in partnership with NSF International, we developed an online tool to streamline the registration process for our system.

Dunkin' Brands monitors the performance of key suppliers on an ongoing basis and requires our suppliers to engage third parties to conduct food safety audits. We require all suppliers to be compliant with all applicable food safety requirements to an internationally accepted standard equivalent to the Global Food Safety Initiative (GFSI).



Guest Feedback

At Dunkin' Brands, we care deeply about our guests' experience in our restaurants and with our products.

Our U.S. guest satisfaction survey helps us assess the experience our customers have with restaurant operations, including product quality, restaurant cleanliness and customer service. The survey, available in both English and Spanish, is an important tool for us, as we receive nearly 8,000 survey responses a day from our Dunkin' Donuts and Baskin-Robbins guests. Some international markets, like China, the United Arab Emirates and the United Kingdom, are also starting to utilize a guest satisfaction survey.

Our consumer care team, located at our corporate headquarters, is dedicated to ensuring our guests are heard. The team interacts with guests on the phone, by email and on social media, and helps answer questions and troubleshoot issues. We are grateful for the feedback we receive from our guests, which helps us and our franchisees continuously improve our business.



2015-2016 GOALS : OUR GUESTS

- Reduce the sodium content in our U.S. Dunkin' Donuts menu by 10% by December 31, 2015 (goal set in 2012).
- Reduce the sugar content in our U.S. Dunkin' Donuts beverage portfolio by 10% by December 31, 2017.
- Implement new DDSMART guidelines, including calorie, sugar, sodium and saturated fat thresholds by December 31, 2015.
- Test new Baskin-Robbins smoothies in the U.S. with a reduced amount of sugar and calories in 2015.

Material issues addressed in this chapter:
Packaging and Recycling
Sourcing
Environmental Footprint


OUR PLANET

When it comes to our impact on the environment, we recognize that what we do today will matter tomorrow.

Guided by our Serving Responsibly commitment, we actively work to make business decisions that serve the interests of our guests, franchisees, communities and the planet today and for years to come – by reducing our packaging, improving the efficiency of our restaurants, and sourcing our ingredients more sustainably.

Sustainable Packaging

With the constant evolution of packaging materials and the changing landscape of recycling mechanisms, local regulations and consumer expectations, many companies are evaluating the materials they use to package their products and evolving their approaches to packaging overall – and Dunkin' Brands is no exception. Together with our franchisees, we continuously assess our packaging – from our Dunkin' Donuts coffee cups, bagel bags, donut boxes and napkins, to our Baskin-Robbins pink spoons, cone wrappers, yogurt cups and more – and look for opportunities for continuous improvement.

Our Dunkin' Donuts and Baskin-Robbins global supply chains vary by market. Our U.S. restaurants source their packaging from the franchisee-owned NDCP; internationally, some of our markets source packaging locally, while others import packaging from the NDCP or approved consolidators. Regardless of origin, however, our goal in all markets is the same: to source high-quality packaging that meets our performance and food safety requirements, in a cost-effective and sustainable manner. For more information on our supply chain structure, visit About Dunkin' Brands.

Continuous Improvement

Over the past few years, we have reduced the amount of waste generated by the items our guests use the most. For example, the napkins in our U.S. Baskin-Robbins and Dunkin' Donuts restaurants are made with 100% recycled content and are recyclable, biodegradable and compostable. Our Baskin-Robbins paper bags are also recyclable, biodegradable and compostable, as are our waffle cone paper wrappers.

In 2014, we were also able to convert Dunkin' Donuts bagel bags used in the U.S. to 100% recycled paper, saving an estimated 20 million pounds of virgin paper per year. In 2014, we began exploring the possibility of transitioning the lids for our cold beverage cups from PET to polypropylene, a change that would take an estimated 500,000 pounds of material out of the waste stream. If the testing of this new lid proves successful, we hope to achieve the transition in 2015.

Dunkin' Donuts Foam Cup

While our Dunkin' Donuts expanded polystyrene (foam) cup keeps our guests' drinks hot and hands cool, we recognize that it is not easily recyclable, and over the past few years, more and more communities across the U.S. have been banning its use. In 2012, we announced a goal to find an alternative to our foam cup in the U.S. within two to three years. As part of that commitment, we have examined every commercially available material and tested both a double-walled paper cup and a #5 recyclable polypropylene cup in restaurants in the U.S. We uncovered many challenges in our ongoing search for an alternative cup: availability of raw materials, manufacturing capabilities to meet our sizeable demand for cups, ability to meet food safety requirements, thermal qualities, and environmental attributes such as recyclability and biodegradability.

Based on our efforts to date, we believe that expanded polypropylene (#5 plastic) cups are the best available alternative to foam. The #5 polypropylene cup has performed well compared with foam, and unlike other alternatives – including most paper cups – the #5 plastic cup is accepted in many municipal recycling programs and can be diverted from the waste stream if disposed of properly.

However, while the polypropylene cup has met many of our criteria, the existing lid for this cup has not met our standards and has received strong criticism from our guests and our franchisees. Also, while the cup is accepted in many municipal recycling programs in the U.S., the lid is not. We expect to have a new, recyclable lid available for market testing within the next 12 to 18 months.

In the interim, we will continue to evaluate and test all available cups until we believe we have found the best solution based on cost, performance, commercial viability and environmental impacts. We expect to be in a position to make a decision regarding an alternative cup and a timeline for the transition to a new cup by the end of 2015.

SPOTLIGHT ON :

Dunkin' Brands Alternative Foam Cup Team

Overhauling our iconic Dunkin' Donuts cup is no small task and has implications for our guests, franchisees and supply chain. To identify the best solution for the company and all of our stakeholders, in 2013, we assembled a special cross-functional team with representatives from our supply chain, corporate social responsibility, operations, quality assurance, marketing and communications teams.

Since its inception, our Cup Team has examined every aspect of a potential transition to a new cup – from reviewing potential cups and making recommendations regarding materials to test, to working with operations, field teams and franchisees to test new materials, evaluating feedback from franchisees, field teams and guests regarding new cups and meeting with suppliers to make necessary changes based on that feedback.



Our Cup Team will also work closely with our new franchisee sustainability taskforce, whose first project will include examining the #5 polypropylene cup and providing insight into when and how to most effectively transition to a new cup.

Given the differences in our Dunkin' Donuts U.S. and global supply chains, many of our international restaurants are using different cups, including the double-walled paper cup. Those restaurants will continue to use their cups as local recycling capabilities vary internationally. Some markets that currently source local packaging will also continue to do so.

Update:

In-Store Foam Cup Recycling

In our last report, we set a goal to expand our in-store foam cup recycling program to all company-owned Dunkin' Donuts restaurants, with a goal of achieving an initial recycling rate of 5% by 2015.

We launched an alpha test for the recycling program in 2013, and based on those results, launched a beta test later in the year with improved bins and signage. The full program was rolled out to all company-owned restaurants in 2014. Because most of our beverages are consumed as carry-out items, very few of our cups are disposed of by guests at the restaurant. As a result, we experienced low guest participation throughout the in-store recycling program.

We also found continuous problems with commingling of recycling and trash, despite improved signage and guest education, and this presented a challenge for our crew members in charge of waste removal. For this reason, and because we are transitioning away from foam, we decided to stop dedicating resources to this program. While we have pulled all recycling units from our company-owned restaurants, we are using lessons learned and best practices to develop a new single-stream recycling program for our company-owned stores.



Dunkin' Donuts Reusable Mug Program

We want to make it easier for guests in our restaurants to make sustainable choices. In 2012, we created a reusable mug program for hot and iced beverages. The program, available at participating restaurants in the U.S., encourages guests to bring their own mug to receive a discount toward the purchase of a beverage. In 2014, to further support our franchisees in this program, we launched new guidelines to improve operational aspects of the program. We also hope to launch a reusable mug program in our U.K. restaurants in 2015.

In our last report, we set a goal to explore methods for measuring reuse rates for our hot reusable mug program, to be able to better evaluate the program's success. We explored the issue and found that while we track all refills at our restaurants, our system is not currently able to distinguish between refills given for the reusable mug program and refills given through one of our other loyalty programs. Therefore, we have decided to eliminate this goal.


DD
ICED
COFFEE

In 2013 and 2014, we distributed more than **1.6 MILLION** reusable cups to encourage guest participation in our refill programs.

Baskin-Robbins Pink Spoon

Baskin-Robbins guests all over the world know and love our iconic pink spoon. We love it too, and for this reason, we have had a long-standing goal to make it recyclable. For the past several years, we worked hard to find a replacement for our pink spoon that can help us reduce packaging waste, and in 2012, we set a goal to transition to a recyclable spoon by the end of 2013. We encountered challenges when the new material we tested rendered a bigger spoon and altered the way the spoons stacked in-store, requiring some adjustments to the manufacturing tool used to make the new spoons. This, in turn, delayed our timeline. Once the adjustments were made, in 2014, we began transitioning our pink spoon to a recyclable spoon made of #5 polypropylene plastic. The new spoon, which is now available across the U.S., is similar in shape and color and meets the same criteria and high standards as the original pink spoon for scooping Baskin-Robbins products, but can now be accepted in many municipal recycling programs. International markets that source their packaging from the U.S. have also introduced the recyclable spoon in their restaurants.

2015-2016 GOALS : SUSTAINABLE PACKAGING

- Identify an alternative to our current foam cup and establish a phased implementation plan and timeline for that transition in the U.S. by the end of 2015.


OUR PLANET

Sustainable Building

Although most of our restaurants are owned and operated by our franchisees, we provide the tools, guidance and resources they need in order to build and manage more sustainable restaurants.

Dunkin' Donuts

We are always looking for ways to improve the sustainability of our Dunkin' Donuts restaurants through restaurant design, equipment and operations. Some of the resources we make available to our franchisees include:

- The ***Power Down, Profit Up*** toolkit, which helps franchisees and construction managers identify ways to implement cost-effective energy reduction initiatives.
- **Composting Guidelines**, which we created in 2014 to help our franchisees who wish to compost coffee grounds and other organic waste.
- **EnDD of Day Donation** Guidelines, also created in 2014 to help franchisees who want to donate bakery product to local charities.


DUNKIN'
DONUTS

In 2014, the third LEED-certifiable Dunkin' Donuts restaurant opened in Edgewater, Fla. In addition to low-flow plumbing fixtures, energy efficient LED lighting and coffee ground composting, the store features a very unique vertical vegetable garden maintained by a local Girl Scouts Troop. A rain saucer captures and collects rain water to fill barrels and irrigate the garden, and the Girl Scouts Troop donates the harvested produce to a local food bank.

DD Green Achievement™

In our last report, we set a goal to develop a sustainable building program to help improve the sustainability of new Dunkin' Donuts U.S. restaurants. We launched DD Green Achievement in December 2014 with the opening of our DD Green Achievement restaurant in Long Beach, Calif.

With DD Green Achievement, franchisees can opt to work with their construction manager and architect to build a more sustainable restaurant. Each of the program's five stages focuses on sustainable strategies for restaurants, including the mitigation of construction pollution; construction waste recycling; installation of LED light fixtures, energy efficient mechanical units and water-saving plumbing fixtures; supporting healthy environments with indoor air quality management systems and zero-VOC paints; and mandatory sustainable building operations training for crew members. Franchisees can achieve two different levels within the program: DD Green Achievement, where restaurants meet minimum sustainable requirements; and DD Green Elite, where restaurants reach beyond the minimum requirements, and achieve additional suggested sustainability goals. Our goal is to open 100 DD Green Achievement restaurants by the end of 2016. We will also launch Phase 2 of DD Green Achievement in 2015, for Dunkin' Donuts remodels.

UL Environment reviewed the new DD Green Achievement™ program, and confirmed that the strategies required for achievement will, if implemented as described, enable participating Dunkin' Donuts restaurants to achieve reductions in energy and water usage, and reduce waste and material sent to landfills, in comparison to Dunkin' Donuts restaurants that do not implement the DD Green Achievement™ Strategies required for certification

A DD Green Achievement restaurant opens its doors in Long Beach, California (December 2014)



Baskin-Robbins Restaurants

Much like our Dunkin' Donuts restaurants, our U.S. Baskin-Robbins restaurants are designed with sustainability in mind. Our U.S. restaurant design specifications include LED lights and low-flow water fixtures and incorporate building materials that use post-consumer recycled content. For example, both our tiles and countertops use 5% post-consumer recycled material.

Our Baskin-Robbins dipping wells, which clean ice cream scoops between guests, are unique to our brand and we have calibrated them to use as little water as possible while still meeting our standards for food safety. Because water scarcity is a growing concern, we continue to test new and different dipping wells and explore the most sustainable option for our U.S. and international markets.

Dunkin' Brands Headquarters

In addition to our franchised restaurants, we always look for opportunities to make our corporate facilities as sustainable as possible. Dunkin' Brands' Green Team draws members from across the company to educate employees about sustainability initiatives. In 2013 and 2014, the team's main focus was to reduce the number of pages printed and encourage a paperless culture at the company. Through employee education and engagement, like creating a company-wide Printless Challenge, we were able to reduce the number of pages we print per month by approximately 28%. Another area of focus for our corporate headquarters is recycling. In 2013 and 2014, we focused on improving access to recycling and educating employees on what can and cannot be recycled. We will continue this effort in 2015 and beyond, and are committed to increasing the single-stream recycling rates at our corporate headquarters by 15% by the end of 2016.

2015-2016 GOALS : SUSTAINABLE BUILDING

- Open 100 new DD Green Achievement restaurants by the end of 2016 in the U.S.
- Launch Phase 2 of DD Green Achievement for U.S. Dunkin' Donuts remodels by the end of 2015.
- Increase single-stream recycling rates at our corporate headquarters by 15% by the end of 2016.



Energy and Climate

Since 2011, Dunkin' Brands has worked with the Environmental Defense Fund's (EDF) Climate Corps program to identify potential reductions in energy use and utility costs in our corporate facilities, company-owned restaurants, and franchised restaurants. In 2013, our Climate Corps fellow developed a roadmap for energy reductions in our corporate offices and learning facilities, which we have implemented for more than a year with great results.

Our Corporate Offices and Learning Facilities

When it comes to the physical spaces in which we operate on a daily basis, we know that even small changes can make a big difference when it comes to energy reduction.

Dunkin' Brands Headquarters

Over the past few years, we have prioritized implementing energy efficiency measures and educating employees on adopting more sustainable habits at our corporate headquarters. Since our last report, we:

- Audited our facilities for potential energy reduction opportunities. We now turn off menu boards, televisions, café lights and display case lights every night across all facilities. We also continue to install motion sensor-activated lights to further conserve energy.
- Significantly reduced the amount of energy used in our data center through virtualization of physical servers.
- Upgraded to ENERGY STAR® certified vending machines that feature HFC free insulation.
- Began replacing the fluorescent lighting in our offices with more efficient LED lighting, which we anticipate will save $75,000 annually in addition to helping reduce our energy usage.
- Placed our rooftop HVAC (heating, ventilation and air conditioning) units on a schedule to turn on and off depending on occupancy.
- Installed four electric car charging stations to support alternative-fuel cars.

In 2015, we plan to install a new building management system to provide us with more control over our HVAC and lighting systems.

Learning Facilities

At our dedicated learning facility, Dunkin' Brands University, we also performed many recent energy-saving upgrades, including updating the LED lighting package and installing an energy management system to control interior and exterior lighting. We replaced seven of our nine HVAC units with more efficient systems and installed a new white membrane roof and a storm water management system to help protect the local watershed.



We also continued to add motion sensors and put energy-saving processes in place, like turning off menu boards and refrigerators and freezers when they are not in use. At our Burbank, Calif., facility, we made upgrades to our HVAC unit and upgraded certain freezers, refrigerators and ice-cream makers to more energy efficient models.

Corporate Fleet

Dunkin' Brands employs many field-based employees – including operations directors and managers, field marketers, and construction and development professionals – so it's important for us to have an efficient corporate fleet. In our 2012 report, we committed to joining Fleets For Change through our company car provider. However, in 2014, we changed corporate car providers to a new partner who could better meet our global fleet needs. In 2014, we switched our SUVs to more efficient models for better fuel economy and continue to look for opportunities to reduce the impact of our fleet.

Our Energy and Greenhouse Gas (GHG) Footprint

To inform the development of an energy and GHG strategy for our corporate headquarters, corporate facilities, and company-owned restaurants, we engaged an expert consultancy to perform a comprehensive third party review of our energy use and scope 1 and 2 GHG[1] emissions. We made improvements to data collection, verification, estimations, and to previous energy and GHG calculations. These changes resulted in a different energy and GHG profile than was reported in the 2012 CSR Report. The results presented here will be used to inform performance improvements, and the methods employed will be replicated for future CSR reports.

We measured energy use by collecting utility bills related to our corporately-controlled and company-owned stores and fuel records from our corporate fleet. Building energy use was recorded in EPA Portfolio Manager, where it will continue to be tracked. We calculated the GHG footprint from buildings using EPA Portfolio Manager's calculation tool, and we calculated the GHG footprint from our corporate fleet using the EPA Center for Corporate Climate Leadership emissions calculator.

We could not collect energy bills for every month for every site. For example, some company-owned restaurants are in larger facilities such as airports where restaurant-based metering is not available. Where we were missing data, we estimated energy use using the most rigorous method available. In some cases, the most rigorous method caused us to apply the weighted average monthly energy use per square foot from other facilities in similar geographic regions to the facility with missing data. In other cases, the most rigorous method caused us to apply data on heating and cooling degree days from the same facility to estimate the missing energy data.

In 2012, we set a goal to establish reduction targets for scope 1 and scope 2 emissions. Now that we have a robust baseline from which we can measure and a comprehensive data tracking system, we will be in a position to set that target, and are investigating the use of both absolute and normalized performance measures and targets. Normalized measures, which are sometimes referred to as efficiency measures, isolate the effects of our energy-saving efforts by factoring out

[1] Scope 1 includes GHG emissions from natural gas use in our corporate facilities and company-owned restaurants, and fuel use by our corporate fleet. Scope 2 includes GHG emissions from purchased electricity use in our corporate facilities and company-owned restaurants.



changes in energy use due to year-to-year differences in restaurants in operation and/ or weather. We expect that setting and communicating a target will motivate further energy efficiency and GHG emission reduction efforts across the company.

The following table summarizes our energy and GHG emissions data from 2010 to 2014. Absolute direct and indirect energy consumption and emissions are trending downwards from 2013 to 2014. The trend is driven mainly by various corporately-controlled facilities and company-owned restaurant openings and closings in the period. However, we are also seeing some of the energy-saving measures starting to take effect, in particular in our corporate facilities and fleet.

Dunkin' Brands Energy & GHG Emissions Data

Corporate Facilities[2]	2010	2011	2012	2013	2014
Direct Energy Use (kWhe)[3]	3,840,590	4,383,434	3,103,443	936,171	812,004
Indirect Energy Use (kWhe)[4]	11,755,493	11,603,114	10,227,947	5,773,717	5,164,688
Total Energy Use (kWhe)	15,596,083	15,986,548	13,331,390	6,709,888	5,976,691
GHG Emissions (MT CO_2e)	3,394	3,446	3,010	2,040	1,819
Corporate Fleet[5]					
Fuel Usage (gallons)	330,896	369,345	399,342	464,434	424,927
GHG Emissions (MT CO_2e)	2,922	3,262	3,527	4,101	3,756
Company Owned Restaurants[6]					
Direct Energy Use (kWhe)	436,924	561,464	797,497	1,146,008	1,093,775
Indirect Energy Use (kWhe)	1,826,919	2,282,484	4,685,541	5,229,736	4,400,643
Total Energy Use (kWhe)	2,263,844	2,843,947	5,483,038	6,375,743	5,494,418
GHG Emissions (MT CO_2e)	1,079	1,281	2,629	3,003	2,446
Total GHG Emissions (MT CO_2e) by Scope					
Total Emission Scope 1 (MT CO_2e)	3,686	4,144	4,225	4,478	4,101
Total Emission Scope 2 (MT CO_2e)	3,708	3,845	4,941	4,665	3,920
Total GHG MT CO_2e	**7,394**	**7,990**	**9,166**	**9,143**	**8,021**

[1] Scope 1 includes GHG emissions from natural gas use in our corporate facilities and company-owned restaurants, and fuel use by our corporate fleet. Scope 2 includes GHG emissions from purchased electricity use in our corporate facilities and company-owned restaurants.

[2] Corporate facilities include our Brand Central headquarters, Dunkin' Brands University, our Burbank, California training facility, and our ice cream manufacturing plant in Canada (which ceased operations in October 2012).

[3] Direct energy use represents consumption of natural gas.

[4] Indirect energy use represents consumption of electricity.

[5] Our corporate fleet is comprised of standard and hybrid vehicles used by corporate employees for business travel.

[6] Dunkin' Brands operates only a small number of Dunkin' Donuts company-owned restaurants: a total of 12 in 2010; 17 in 2011; 28 in 2012; 31 in 2013; and 41 in 2014.

This graph shows the relative contribution of our company-owned restaurants, corporate fleet, and corporate facilities to the GHG footprint.


Company-Owned Restaurants
Corporate Fleet
Corporate Facilities


GHG Footprint
Total Metric Tons CO_2e
9,000
8,000
7,000
6,000
5,000
3,000
2,000
1,000
2010
2011
2012
2013
2014

Our Restaurants

DD Green Achievement Restaurants

In our 2012 report, we set a goal to establish targets for energy and water reduction to be achieved through the DD Green Achievement program, and to establish a baseline from which the reduction could be measured against. At this time, more data is needed to set an accurate baseline and targets. As such, we are engaging the same expert consultancy that we engaged to review our energy use and our Scope 1 and 2 GHG emissions to establish a baseline of energy and water use for DD Green Achievement restaurants by analyzing current energy and water use data for a statistically valid and representative sample of franchised restaurants. Then, we will use actual energy and water use from DD Green Achievement restaurants (where available), as well as data on the energy-saving potential of equipment, technology, and practices employed by DD Green Achievement restaurants, to establish targets for DD Green Achievement restaurants. In 2016, we plan to publish a progress report of baselines and targets for DD Green Achievement restaurants, and provide results from DD Green Achievement restaurants opened at least one full year.

Baskin-Robbins JAPAN:

New Energy-Efficient Freezers

In 2014, our Baskin-Robbins Japan restaurants introduced new energy-efficient freezers. While they perform just as well as the previous models, the new freezers have fewer evaporators, defrost heaters and duct pipe heaters, and use space more efficiently.

The new freezers consume an average **42% less energy** than their predecessors, which represents a cost savings of more than ¥88,300 per year (approximately $740) per store.

2015-2016 GOALS : ENERGY & CLIMATE

- Establish 2020 and 2025 energy and scope 1 and scope 2 GHG emission reduction targets, to be published in our next report.
- Conduct a comprehensive review of energy reduction efforts in our corporate facilities for the period 2010-2016 and publish results in our next report.
- Publish an interim progress report on DD Green Achievement in 2016, including baselines for energy and water use, reduction targets and achievements to date.



Sustainable Sourcing

While our supply chains for Dunkin' Donuts and Baskin-Robbins are complex and different in the U.S. and internationally, we strive to source all of our products as sustainably as possible. Recognizing we can do more to outline our vision and approach for our suppliers and stakeholders, in 2015, we will begin the development of a comprehensive sustainable sourcing strategy focused on the most material products and commodities in our global supply chain.

The charts below map out the top ingredients we use, by weight, for our Dunkin' Donuts and Baskin-Robbins businesses in the U.S. Several factors influence the fluctuation of our ingredient volumes year over year, including our growing number of restaurants, the types and number of limited time offers (LTOs) offered in our restaurants, whether we consolidate any SKUs, and the introduction of new products and platforms. For example, the increase in the quantity of coffee we purchased from 2013 to 2014 reflects the launch of our new Dark Roast coffee.



Dunkin' Donuts U.S. Ingredient Volumes 2011-2014[1]
(In millions of pounds and gallons per year)
Coffee (green lbs.)
Cocoa (lbs.)
Eggs (lbs.)
Wheat (lbs.)
Orange Juice (gal.)
Cream (gal.)
Shortening (lbs.)
Sugar (lbs.)
150
100
75
50
2011
2012
2013
2014



Dunkin' Donuts U.S. Packaging Volumes 2013-2014
(In tons per year)
PET Plastic
1,837
Recycled
Paper
10,027
2013
PET Plastic
2,049
Recycled
Paper
15,801
2014

[1] This graph reflects corrections to previously reported 2011-2012 data. Our bulk shortening, a portion of the total shortening we purchase, was previously calculated at a per 50-pound weight and has been adjusted to reflect per-pound weight calculations. For cream volumes, we have moved to gallons as a standard unit of measure. Our sugar and wheat ingredient volumes have also been adjusted for accuracy, taking LTO volumes into consideration.

Baskin-Robbins U.S. Ingredient Volumes 2013-2014[2]

(in millions of pounds per year)


Bulk Cream
Cocoa
Chocolate Chips
Pecans
Almonds
Strawberries
Liquid Sugar
2013
2014

Baskin-Robbins U.S. Packaging Volumes 2013-2014


(in tons per year)
PET Plastic
Polystyrene Plastic 425
Paper 731
PET Plastic 567
Polystyrene Plastic 385
Paper 700
Polypropylene Plastic 203
2013
2014

Supplier Code of Conduct

Our Supplier Code of Conduct outlines our expectations for the suppliers we choose to do business with. The Code prohibits child labor, forced labor and discrimination, and requires suppliers to provide workers with a safe environment and fair compensation. In 2013, we reissued our Supplier Code of Conduct to all of our U.S. suppliers with stronger standards on environmental protection and worker health and safety. To confirm receipt, help identify social and environmental risks in our supply chain and ensure continued adherence to Dunkin' Brands' policies and standards, we distributed a Supplier Survey along with the code.

[2] Unit of measurement for Baskin-Robbins liquid ingredients is pounds, as provided by Dunkin' Brands' ice cream supplier.

Deforestation

While Dunkin' Brands is a relatively small user of palm oil, we know sourcing even limited amounts of palm oil irresponsibly can contribute to deforestation, loss of natural habitats and other environmental and human rights concerns.

Following our last report, in which we set a goal to develop a plan to source 100% sustainable palm oil by 2020, we engaged with several organizations, including World Wildlife Fund, to develop our Sustainable Palm Oil Guidelines which we issued in September 2014. In our guidelines, we set targets to source palm oil that is 100% fully traceable to the mill by the end of 2015, and to the plantation by the end of 2016, for use in Dunkin' Donuts U.S. restaurants.

In March 2015, we shared our progress toward our efforts to map our international palm oil supply chain and develop a phased implementation plan. While our Dunkin' Donuts franchisees in the U.S. purchase palm oil from the NDCP, most of our international Dunkin' Donuts franchisees are responsible for sourcing their own palm oil. In certain countries, our international franchisees source palm oil from the NDCP and these suppliers are subject to the existing targets established for our U.S. operations. Where palm oil is sourced locally, Dunkin' Brands has been working closely with our international franchisees to identify and understand if and when those suppliers will be compliant with our guidelines. As of the date of publication of this report, we have mapped 95% of our international palm oil supply chain. We will complete the mapping process and provide an update regarding our efforts to verify compliance with our policy by March 1, 2016. Further details regarding our efforts to map our international supply chain as well as our phased approach can be found in our March 2015 progress report.

In addition, we are working to establish sourcing guidelines for pulp and paper by the end of 2016.

Animal Welfare

Dunkin' Brands cares about the welfare of animals and believes all animals should be treated humanely. In our last report, we set a goal to source 5% cage-free eggs by 2013, which we achieved. Working with our suppliers and with the Humane Society of the United States, we have set new commitments to animal welfare, including:

- Egg-laying chickens: In our effort to help the egg industry eliminate cages, Dunkin Brands will source 10% of the eggs for U.S. breakfast sandwiches from cage-free sources by December 31, 2016. In addition, we will map our international supply chain to understand the feasibility of transitioning to 100% cage-free eggs globally, and based on the assessment, we will establish a global target with interim deliverables.
- Breeding pigs: We will eliminate gestation crates from our U.S. pork supply chain by 2022, and will develop interim deadlines to ensure positive progress.

Dunkin' Brands will issue an updated animal welfare policy by the end of 2015, which will take into consideration our accomplishments and new commitments.

Certified Products

Dunkin' Brands believes working with organizations like the Rainforest Alliance and Fair Trade USA helps ensure we are sourcing sustainably throughout our global supply chain – especially when it comes to our most important commodities, like coffee – and having a positive impact on farming communities worldwide. By supporting projects designed to help protect some of the last remaining wild Arabica coffee forests and make new volumes of certified coffees available, we are working to ensure the long-term sustainability of our coffee supply chain.

Since 2010, Dunkin' Brands has granted a total of **$260,000** to the Rainforest Alliance to fund training projects and provide technical assistance to smallholder farmers. In 2013 and 2014, we made two **$50,000** grants to the Rainforest Alliance to support projects in Ethiopia and Guatemala. The grants helped certify more than **4,000 farms**, which now abide by comprehensive economic, social and environmental criteria, and provide training for farmers in responding to climate change.

In 2014, we launched Dunkin' Donuts 30% Rainforest Alliance Certified™ Dark Roast Blend in the U.S., our first national launch of a certified coffee since the launch of our Fair Trade Certified™ espresso in 2004. In 2015, we hope to expand our Dark Roast offering to international markets.

We hope to continue to increase the number of certified products we make available to our guests in the coming years.

2015-2016 GOALS : SUSTAINABLE SOURCING

- Issue a global sustainable paper and pulp policy for Dunkin' Donuts and Baskin-Robbins by the end of 2016.
- Source palm oil that is 100% fully traceable to the mill by December 31, 2015 for our U.S. operations.
- Source palm oil that is 100% fully traceable to the plantation, RSPO certified and compliant with Dunkin' Brands Responsible Palm Oil Principles by December 31, 2016 for our U.S. operations.
- Source 10% of the eggs for U.S. breakfast sandwiches from cage-free sources by December 31, 2016; map our international supply chain to understand the feasibility of transitioning to 100% cage-free eggs globally, and based on that assessment, establish a global target with interim deliverables.
- Eliminate gestation crates from our U.S. pork supply chain by 2022, and develop interim deadlines to ensure positive progress.

Our Certified Products
(2013 - 2014)

Permanent Products

EVERY PURCHASE MATTERS

Fair Trade Certified™ Espresso
(U.S. and international)

30% Rainforest Alliance Certified™ Iced Green Tea
(U.S. only, limited markets)

30% Rainforest Alliance Certified™ Dark Roast Blend
(U.S. only)

Limited Time Offers

30% Rainforest Alliance Certified™ 100% Colombian Packaged Coffee (U.S. only)

Fair Trade Certified™ Coffee Coffee Chip Ice Cream (international only)

50% Rainforest Alliance Certified™ Raspberry Black Tea Sorbet (international only)

50% Rainforest Alliance Certified™ Lemon Black Tea Sorbet (international only)


RAINFOREST ALLIANCE
CERTIFIED
DD
ICED
DARK
ROAST
DARK
ROAST

Material issues addressed in this chapter:

Workplace Practices
Dunkin' Brands Employee Engagement and Support
Diversity
Franchisee Relations

At Dunkin' Brands, we know that a great, thriving company starts with great culture and engaged employees


OUR PEOPLE

We strive to create a safe, fun environment that rewards talent and hard work and provides employees with the tools they need to succeed.

Our Employees

Dunkin' Brands is powered by passionate employees based in our corporate headquarters in Canton, Mass., our west coast office in Burbank, Calif., and all over the world in our regional markets. Whether our employees spend their days in front of a computer, in the field visiting our restaurants, or in our culinary lab, they are united by our employee value proposition: **Extraordinary Brands, Extraordinary People**, and the drive to make Dunkin' Brands an incredible place to work.

As of December 31, 2014, Dunkin' Brands employed 1,171 people, 1,117 of whom were based in the United States and 54 based in other countries. Of our U.S. employees, 488 worked in the field or in our company-owned restaurants, and 629 worked at our corporate headquarters in Massachusetts or our Burbank, Calif., office.



Total workforce by employment type and contract, broken down by gender*

2013	Male	Female
Full-time	606	578
Part-time	0	9
Permanent contract*	N/A	N/A
Other contract*	N/A	N/A
TOTALS	606	587

2014	Male	Female
Full-time	583	579
Part-time	1	8
Permanent contract*	N/A	N/A
Other contract**	N/A	N/A
TOTALS	584	587

**Dunkin' Brands does not manage contractors and therefore does not have visibility into demographic information*

Diversity and Inclusion

At Dunkin' Brands, we believe a culture of diversity and inclusion, where each person is valued and respected, delivers extraordinary results. We strive to develop an inclusive environment which encourages and supports increased participation of minorities and women in all facets of our business. Starting in 2015, we will refresh our Code of Business Conduct and Ethics and our mandatory training on this topic to include a section on our diversity and inclusion policy.

Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership and other indicators of diversity*

2013 %	Female	Male	Minority	Under 30	Age 30 - 50	Over 50
Coordinator	83%	17%	10%	41%	22%	36%
Specialist/Analyst	75%	25%	10%	27%	50%	23%
Manager	42%	58%	10%	3%	62%	35%
Director	27%	73%	7%	0%	72%	28%
Officer	22%	78%	2%	0%	59%	41%
Leadership Team	22%	78%	0%	0%	33%	67%
Board of Directors	13%	87%	25%	0%	0%	100%
Company-Owned Store Employees	50%	50%	13%	34%	36%	30%

2014 %	Female	Male	Minority	Under 30	Age 30 - 50	Over 50
Coordinator	79%	21%	13%	45%	24%	31%
Specialist/Analyst	75%	25%	11%	22%	53%	25%
Manager	43%	57%	11%	2%	61%	37%
Director	27%	73%	7%	0%	69%	31%
Officer	18%	82%	2%	0%	52%	48%
Leadership Team	14%	86%	0%	0%	38%	62%
Board of Directors	25%	75%	38%	0%	13%	87%
Company-Owned Store Employees	57%	43%	7%	29%	43%	28%

**Numbers may not total 100 due to rounding*



In our 2012 report, we set a goal to establish and implement a diversity and inclusion strategy by the end of 2014, which we achieved. In 2013, we established a cross-functional diversity committee with representation from our human resources, multicultural marketing, corporate social responsibility, talent development, franchising and supply chain teams to drive the development of our diversity and inclusion strategy.

Dunkin' Brands diversity and inclusion strategy is focused on the following six pillars:

Building Strategic Relationships: Fostering diversity through our Women's Integrated Network (WIN) group and other inclusion groups.

Education: Building cultural awareness and intelligence among our employees.

Outreach and Recruitment: Recruiting and retaining diverse employees and cultivating a diverse franchisee base.

Mentoring and Succession Planning: Identifying and developing high-potential women and minority leaders.

Multicultural Marketing: Using insights to build culturally relevant marketing programs that reach our target audiences.

Supplier Diversity: Increasing the number of and spend with women- and minority-owned suppliers and vendors.

Since our last report, we established a benchmark of current diversity and inclusion metrics across employees, franchisees and suppliers by compiling existing data and conducting surveys. The results of our benchmark helped us identify opportunities for progress and put systems in place to increase diversity in our workforce. In addition, in our 2014 employee engagement survey, we asked our employees for the first time if they feel Dunkin' Brands is committed to promoting diversity and inclusion in the workplace. We were pleased that more than half of employees said yes, and we are committed to making meaningful progress in the coming years.


MIDWEST-WESTREGION
WIN

Dunkin' Brands' Women's Integrated Network (WIN) was formed by women in the organization to connect with others and provide a forum to learn and discuss issues facing women in the workplace. By promoting community outreach, networking, continuing education, and a speaker series, WIN helps women increase communication and connections, build community, gain role models, grow in their roles and attain their fullest potential.



Hiring a Diverse Workforce

We believe a diverse workforce brings different and important perspectives to our business. To recruit and hire a diverse workforce, Dunkin' Brands maintains relationships with a number of professional organizations, including the Association of Latino Professionals for America and the Women's Foodservice Forum. Since 2012, we have also forged and renewed relationships with organizations like the Multicultural Foodservice and Hospitality Alliance, for which we also sit on the Board of Advisors; Latina Circle, through which we sponsor "cafecitos" networking events, quarterly breakfasts, and mentor programs; and Year-UP, a Boston based non-profit focused on empowering urban talent through career training and education.

Helping Veterans Integrate into the Workforce

Our Veterans Integration Program employs a variety of strategies designed to increase the number of veterans working for Dunkin' Brands. In July 2013, we held our first Veterans Career Day, during which veterans participated in resume building workshops, conducted mock interviews, and learned more about how they can utilize their skill sets in the workplace. Twenty-five veterans participated, and representatives from our marketing, human resources, finance, development, franchising, supply chain, IT, operations and legal teams attended to discuss opportunities and answer questions.

Promoting Diversity in Our Franchisee Community



Dunkin' Brands is committed to promoting diversity among our franchisee community. In 2014, we announced our Diversity in Franchising Initiative to increase the number of franchise businesses owned by people of color in the U.S. Through this initiative, we partnered with the NAACP to conduct comprehensive research on the barriers for people of color to becoming franchisees. Based on this research, we offered several in-depth franchising education seminars to the NAACP membership and constituency across the country. In 2014, we partnered with the United Service Organizations (USO) to meet with wounded and injured veterans and surviving spouses at Georgetown University to explore franchising opportunities and discuss the business aspects of franchise ownership.



Multicultural Marketing

When it comes to marketing our restaurants and our products, we employ a **Total Market Practice**. By incorporating diverse consumer insights gathered by our internal research group, we strive to develop programs that have cultural and language relevance in all of our markets.

In 2014, we launched our internal multicultural knowledge center, which provides relevant information about ethnic consumers and their behavior and trends; educates the organization on our multicultural guests; and empowers our teams to create and execute culturally relevant programs.


PERKS
ENROLL WITH US
IF YOU ROLL WITH US.
INSCRÍBETE CON NOSOTROS
SI TE MUEVES CON NOSOTROS.

Life and Culture

Our employees are the lifeblood of our business, and we are committed to providing them with a healthy, safe, fun and rewarding environment.

We have implemented numerous initiatives and practices to foster high performance, promote health and wellness, and help us retain top talent.



Employee Engagement

Dunkin' Brands conducts a biannual employee engagement survey administered by a third party vendor. In 2014, 93% of employees responded to the survey, up from 82% in 2012. Of the respondents, 95% stated that they are strongly committed to achieving our organization's goals, and the vast majority enjoy coming to work and are willing to put in the extra effort to get the job done because they like what they do and the people with whom they work.

In 2012, we set a goal to achieve a 3% improvement in overall employee satisfaction on our 2014 employee engagement survey. While we did not meet that goal, we were pleased to see progress in some critical areas, such as manager communication on work performance and helping employees understand their work responsibilities. The survey results helped us identify additional areas of opportunity, including:

- Better communicating challenges and opportunities regarding the company's future performance
- Improving cross-functional communication
- Putting systems in place for more frequent recognition of individual performance and work contributions

Benefits and Health & Wellness

Dunkin' Brands offers comprehensive benefits plans to employees. For full-time employees in the U.S., this includes: medical, dental, vision, disability and life insurance; accidental death & dismemberment insurance; long-term care insurance; 401(k) accounts; flexible spending accounts; an employee assistance program (EAP); and paid time off. Part-time employees are eligible for a limited range of benefits including 401(k), EAP and paid time off. Our employees based in other countries also receive comparable benefits packages. All of our employees are eligible for a bonus based on company performance.

We host an annual health and wellness fair during which our health plan administrators come in to speak with employees about coverage options and preventive care. Our headquarters also offers access to an on-site fitness center and classes, and our field-based employees receive fitness reimbursement benefits.



Dunkin' Brands also maintains the Dunkin' Brands Disaster Relief Fund, a non-profit 501(c)(3) with a mission to provide disaster relief and emergency hardship assistance in the form of funds, services, facilities or goods to Dunkin' Brands employees, franchisees and employees of franchisees who have become victims of federally declared disasters – for example, Hurricane Sandy in 2012.

Culture and Internal Communications

We believe in creating a dynamic workplace culture and communicating often and transparently with our employees. Whether we are sampling a new Dunkin' Donuts holiday latte flavor or enjoying the latest Baskin-Robbins Flavor of the Month at one of our ice cream socials, there are always opportunities for employees to mingle and discover our latest products.

Our internal communications team keeps employees connected to the latest news on business strategy, Brand Central events and other company news through our weekly internal newsletter, *The Insider*. Our finance and human resources teams host webinars to inform staff on company performance and updates. You can read more about our engagement mechanisms with employees in Engaging Our Stakeholders.


Dunkin' Brands Rewards and Recognition


DARK ROAST IS HERE
brands

Dunkin' Brands encourages employees to recognize individuals and teams for their hard work and show appreciation when people take initiative beyond their core job responsibilities. Our human resources team maintains a dedicated Rewards & Recognition portal through which employees can both personally recognize a colleague and nominate individual colleagues or teams for an award.

Training and Professional Development

We believe in providing our employees with the resources and tools they need to succeed and advance their careers.

Training at Dunkin' Brands

In addition to the training required for their specific positions, all new employees participate in a week-long orientation during which they meet and hear presentations from members of Dunkin' Brands' leadership team and all functions across the company.

Based on employee feedback, in our last report, we set a goal to launch a new learning management system to better meet the needs of our evolving workforce. In 2013, we launched **The U,** which employees can now access from all over the world on their computers, smartphones or tablets. The U provides more than 1,600 trainings, ranging from desktop and IT skills to courses on leadership and management. Separately from employee trainings, The U also provides training modules for our franchisees and their crew members.

In 2014 we introduced **Investing in U** – Dunkin' Brands Training Day, to provide all employees with the opportunity to learn about tools designed to increase efficiency and productivity. The day was well received with over 650 employees participating and over 1,300 courses completed. To further our investment in people, we piloted a leadership development program at the Director and VP level which we plan to repeat in 2015. In addition, we offer skills development workshops and manager workshops for newly promoted or hired managers. In 2013, we launched DiSC, a tool that helps employees assess their work style and better understand the diverse work styles of others. To date, more than 90% of employees have completed this training.

To help employees better understand how our business functions and gain insight into other departments across the company, we offer periodic tours of a local Central Manufacturing Location (CML) and a local National Distribution Commitment Partnership (NDCP) location, as well as classes like ice cream making.

Beyond the training we offer at Dunkin' Brands, we encourage our employees to continue their formal education and provide assistance through our tuition reimbursement program. In 2013 and 2014, we gave more than $200,000 in tuition reimbursement to 54 employees.

Performance Management

In addition to our robust training program, we are committed to ensuring that our employees understand their professional development goals and how they are performing against them. Based on feedback from our 2012 employee engagement survey, in 2013 we launched Quarterly Conversations, our year-round performance management program. With Quarterly Conversations, employees set professional development goals and meet with their managers to discuss their progress on a quarterly basis. It has been well received, and has helped employees and their managers stay in constant contact on performance and professional development objectives.



Our Franchisees and Licensee Partners

As of December 31, 2014, Dunkin' Brands had 1,060 U.S. and international franchisees and joint venture partners for Dunkin' Donuts, and 1,248 U.S. and international franchisees, licensees and joint venture partners for Baskin-Robbins. Franchisees, licensees and joint venture partners hire their own employees and manage their own workplace issues, independently from Dunkin' Brands, and are required to comply with all applicable laws in this respect.

While franchisees, licensees and their employees are not employed by us, they are a large part of the brands. In addition to our diversity initiatives, we offer U.S. franchisees a robust training program, both in person at our Dunkin' Brands University locations in Canton, Mass. and Burbank, Calif., and online through The U. We also provide franchisees with general news and trends on issues that are relevant to them and their businesses. For example, while our franchisees hire and manage their own employees, none of whom are employees of Dunkin' Brands, we recognize that staffing and workforce issues are important issues for our franchisees. As such, in 2015, we plan on holding our inaugural **People First Summit**, where franchisees will have the opportunity to obtain important information and suggested resources which will help them leverage their most valuable resource – people. Attendees will learn recommended practices from experienced franchisees and industry experts which will assist them in energizing their teams and driving their bottom line.

Dunkin' Brands also provides many different engagement mechanisms to our franchisees, who participate in advisory councils and have direct contact with Dunkin' Brands leadership. For more information on advisory councils and other engagement mechanisms, please visit Engaging Our Stakeholders.

Once a year, we recognize our franchisees for their performance, operational excellence and contributions to the community. Franchisees are nominated by Dunkin' Brands operations managers and operations directors, and recognized at an annual dinner in Boston, Mass.

2015-2016 GOALS : OUR PEOPLE

- Pilot employee training to build cultural awareness and intelligence with corporate employees globally in 2016.
- Hold Dunkin' Brands' inaugural **People First Summit** to provide franchisees a forum to learn from industry experts and share best practices on people management.



From left
Paul Twohig, President, Dunkin' Donuts U.S. and Canada, Franchisee Award Winners **Arun and Chitra Mandi**, and Dunkin' Brands Chief Executive Officer **Nigel Travis**

As a global company with local roots, Dunkin' Brands believes in giving back to our communities.


OUR NEIGHBORHOODS

Everyone – from our employee, to our franchisees and their families and crew members – has a role to play, and it's a role they take to heart.



As neighborhood institutions, our Dunkin' Donuts and Baskin-Robbins restaurants play an important role in their communities and around the world. Our employees and franchisees are proud to contribute time and resources to help support causes that make a difference in the neighborhoods where they live and work.

The Dunkin' Donuts & Baskin-Robbins Community Foundation

The mission of The Dunkin' Donuts & Baskin-Robbins Community Foundation (DDBRCF), established by Dunkin' Brands and our U.S. franchisees in 2006, is to help ensure the basic needs of our communities by addressing three critical areas: hunger relief, children's health and safety. A unique partnership between Dunkin' Brands and our franchisees, The DDBRCF unites our brands to make a positive impact in our neighborhoods.

The DDBRCF operates both at a national level and through eight regional chapters which help organize and lead local volunteerism and fundraising.




ddbr
THE DUNKIN' DONUTS
& BASKIN-ROBBINS
COMMUNITY FOUNDATION

The DDBRCF Areas of Focus

Food for Our Hungry – Fulfilling critical hunger needs in our communities through partnerships with local food banks and hunger relief organizations.

Health for Our Children – Improving children's health through research, treatment and partnerships with children's hospitals and organizations.

Safety for Our Neighborhoods – Ensuring the safety of our neighborhoods and communities through partnerships with organizations that support firefighters, public safety officers and troops at home and abroad.



At the national level, The DDBRCF partners with Feeding America®, whose mission is to feed America's hungry through a network of member food banks and engage our country in the fight to end hunger. In 2014, The DDBRCF gave Feeding America a grant of **$1 million**, our largest grant ever, to help support critical initiatives nationwide. Our support of the BackPack Program helps provide millions of children who may not have access to meals outside of school with nutritious and easy-to-prepare food to take home on weekends and school vacations, and the School Pantry Program helps alleviate child hunger in America through the provision of food to children and their families to take home.

Our eight regional chapters are The DDBRCF's "boots on the ground" across the country. Comprised of passionate franchisees and employees, the chapters organize fundraisers and make grants to local organizations to help fight hunger and support children's health and safety in their communities. Since 2006, The DDBRCF has awarded more than **$7.9 million** in local grants, including nearly **$2.5 million** in 2013 and 2014.

SPOTLIGHT ON : Starlight Children's Foundation NY*NJ*CT

Children's Health: In 2013, The DDBRCF's Midatlantic Regional Chapter provided a **$65,000** grant to the Starlight Children's Foundation NY*NJ*CT* for the creation of a Starlight Care Room, designed to promote a healing environment and minimize the discomfort and fear children often experience during extended hospital stays. In addition to the funds, Dunkin' Brands' in-store design team worked closely with Starlight's designer to create the room's design.


starlight
children's foundation
starlight.org
New York • New Jersey • Connecticut

The Starlight Care Room was dedicated in April 2015 at SUNY Downstate Medical Center in Brooklyn, NY.

Some of the organizations that received local grants from The DDBRCF in 2013 and 2014 include:

HUNGER RELIEF:


FEEDING AMERICA


COMMUNITY SERVINGS
DELIVERING MEALS
DELIVERING HOPE

CHILDREN'S HEALTH:


Special Olympics


CYSTIC FIBROSIS FOUNDATION
ADDING TOMORROWS


Children's Miracle Network Hospitals
Helping Local Kids

SAFETY:


USO


HOMES FOR TROOPS


NEW ENGLAND CENTER


SPIRIT of BLUE

National Week of Service

In 2014, The DDBRCF held its first National Week of Service, which mobilized Dunkin' Brands employees and franchisees, their families and crew members across the country to volunteer in their communities. Over the course of one week, nearly 1,500 volunteers logged more than **3,500 hours** at 50 Feeding America member food banks across the country. At our headquarters in Canton, Mass., 120 employees stuffed more than **2,900 backpacks**, and around the country, our volunteer efforts provided more than **151,000 meals** for those struggling with hunger in America.

National Paper Icon Programs



In 2014, we held our first national, in-store fundraisers to benefit The DDBRCF. Our Dunkin' Donuts Community Cups® and Baskin-Robbins Cakes For A Cause® programs, held in September and October, invited guests to donate $1 to The DDBRCF to support our mission. As a thank you, guests who donated received a paper icon to sign. The signed icons were displayed in our restaurants to raise awareness of their support. Thanks to our franchisees, their crew members and guests, we raised **more than $540,000!**



To read more about The DDBRCF's efforts in 2014, please visit our 2014 Neighborhood Impact Report at www.dunkinbrands.com/foundation.



Employee Giving and Volunteerism

In addition to The DDBRCF 2014 National Week of Service, our employees are offered five hours of paid time off each quarter to volunteer with local charities. Highlights of Dunkin' Brands employee engagement around the world include:

- Employees at our Brand Central headquarters provided more than 400 children and 15 families with holiday gifts and sent more than **2,800 pounds** of coffee to servicemen and servicewomen overseas during our annual Season of Giving.

- Our Dunkin' Brands Dubai staff volunteered at Senses, a unique facility for children and teens with special needs. Employees brought treats, played games and music with the children, and helped nursing staff organize a day of fun for residents and volunteers.

- Our Chicago-based operations, marketing and learning teams partnered with The DDBRCF's Central East Chapter to hold multiple volunteer events at the Greater Chicagoland Food Depository, a network of **650 pantries**, soup kitchens and shelters that serve **678,000** adults and children annually.

- Our Dunkin' Donuts Honduras staff supported breast cancer awareness by participating in the Fundación Hondureña Contra el Cáncer de Mama awareness walk and selling pink ribbon donuts to benefit the organization.

- Our Baskin-Robbins Korea franchisees and their crew members participated in numerous community activities, from helping serve lunch to senior citizens to hosting blood drives and supporting a disabled persons' chorus.

In addition to The DDBRCF grants, **OUR FRANCHISEES GAVE MORE THAN $9 MILLION** in 2013 and 2014 to support local organizations, races and fundraisers in their communities. For example, in May 2013, participating Dunkin' Donuts restaurants across the country held an Iced Coffee Day and donated part of the proceeds for every iced coffee sold to local nonprofit organizations.



Since January 2013, Dunkin' Brands has sent **928 CASES**, or **22,272 POUNDS**, of coffee to the troops.



Charitable Partnerships

In 2013 and 2014, Dunkin' Donuts and Baskin-Robbins teamed up with nonprofits around the world through charitable partnerships.


American Red Cross

Dunkin' Donuts and the American Red Cross

In 2013 and 2014, Dunkin' Donuts continued its partnership with the American Red Cross to help combat a decline in blood donations during the winter months. Through the *Give a Pint, Get a Pound* program, anyone who came in to donate blood at a Dunkin' Donuts partner center or sponsored blood drive during National Blood Donor Month in January 2014 received a voucher for one free pound of Dunkin' Donuts coffee. Approximately **2,800** Dunkin' Donuts restaurants across eight states in the Northeast participated in *Give a Pint, Get a Pound*, helping the American Red Cross obtain critically needed, life-saving blood supply reserves. In 2014, **more than 42,000** vouchers for a free pound of coffee were redeemed.


USO

Baskin-Robbins and the USO

Building on a long history of support, in 2014 Baskin-Robbins partnered with the USO (United Service Organizations) to celebrate U.S. service members. On Veterans Day, Baskin-Robbins donated 10 cents from each ice cream scoop sold in its U.S. locations to the USO in honor of the nation's troops, military families and veterans. Baskin-Robbins' support was also part of the USO's "Every Moment Counts" campaign, which calls on Americans to honor and create special moments for troops and their families, who make daily sacrifices as they serve.


unicef

Baskin-Robbins Japan and the Japan Committee for UNICEF

In May 2014, Baskin-Robbins Japan led a promotion to benefit the Japan Committee for UNICEF, a leading institution for the advocacy of children's rights in Japan and one of the largest donors of private funds raised for UNICEF around the world. On May 11, 2014, every Baskin-Robbins Japan guest who made a donation to the Japan Committee for UNICEF received a free cone, and for every donor, Baskin-Robbins Japan contributed ¥10 (about $0.08). The promotion was a huge success, with nearly **$181,000** raised and a total contribution from Baskin-Robbins of **$240,000**.

Baskin-Robbins Canada and The SickKids Foundation

On June 1, 2013, Baskin-Robbins Canada franchisees geared up for the brand's *Cakes/Cones for the Community* fundraiser benefitting The SickKids Foundation, which raises funds on behalf of The Hospital for Sick Children in Toronto, Ontario. Seventy-three Baskin-Robbins stores across the country participated, offering 31-cent kids' scoops and discounted prices on cakes and cones. All the proceeds were donated to The SickKids Foundation to help support medical research. Through a combination of proceeds, in-kind cause promotion and donations from franchisees, Baskin-Robbins Canada has raised nearly **$45,000** in two years on behalf of The SickKids Foundation. Baskin-Robbins also provided The SickKids Foundation with a **$50,000** grant in 2013.




SickKids
FOUNDATION



SPOTLIGHT ON:

Supporting Education in Our Neighborhoods:

Dunkin' Brands Local Scholarship Program

Over the past 17 years, Dunkin' Brands has awarded more than **$4.1 MILLION** in scholarships through scholarship programs in Hartford, Conn.; Springfield, Mass.; Providence, R.I.; Philadelphia, Pa.; and New Hampshire.

Governance and Ethics

At Dunkin' Brands, we believe strong governance and ethical conduct serve as the foundation for corporate social responsibility and are key to business success.

Corporate Governance

Our Board of Directors sets high standards for our employees, officers and directors. As of May 2015, the Board is chaired by Dunkin' Brands CEO Nigel Travis and is composed of nine members, including seven men and two women. Eight of the Board's nine members are independent. The Board of Directors assesses the independence of its non-management members at least annually in accordance with the listing standards of the NASDAQ Global Select Market, the Sarbanes-Oxley Act of 2002, the regulations of the Securities and Exchange Commission and Dunkin' Brands' Corporate Governance Guidelines.

The Board of Directors follows Dunkin' Brands' Corporate Governance Guidelines and includes the following three standing committees, each operating under a written charter approved by the Board:

- **Audit Committee:** The Audit Committee ensures Dunkin' Brands' compliance with legal and regulatory requirements and assists with internal and independent audits. The Audit Committee also receives periodic summary reports of all ethics complaints and violations and liaises with Dunkin' Brands' Enterprise Risk Management team on their resolution.

- **Compensation Committee:** The Compensation Committee annually reviews, determines and approves compensation for the CEO and other executives using a sensible pay-for-performance program. We support the right of our shareholders to cast an annual advisory vote on executive compensation, and management and our board consider the results of such a vote in making executive compensation recommendations and decisions. The Compensation Committee also reviews and recommends compensation and benefits for non-employee Board members.

- **Nominating and Corporate Governance Committee:** The Nominating and Corporate Governance Committee identifies and recommends potential candidates to fill open positions on the Board consistent with the Board-approved criteria and qualifications for membership.

Dunkin' Brands has a robust insider trading policy that prohibits insiders from hedging their ownership of our common stock or pledging shares of common stock. As of the publication of this report, we have also adopted a clawback policy that allows us to recover certain elements of compensation paid to executives in the event of fraud or other malfeasance.

Ethics and Compliance

Dunkin' Brands' success is dependent upon how we conduct ourselves and do business with our franchisees, vendors, suppliers and other business partners. Our principles for business conduct are outlined in our Code of Business Ethics and Conduct.

All global Dunkin' Brands employees, including interns and temporary workers, are required to complete mandatory, computer-based training on our Code of Business Ethics and Conduct within 34 days of hire. This training must also be completed on an annual basis thereafter. Dunkin' Brands maintains an ethics hotline, which employees can access by phone or online to report concerns anonymously. In addition, we require all employees to complete a register of interest upon hire and annually thereafter, which is designed to identify any real or potential conflicts of interest that may negatively impact our business.

Public Policy

Lobbying

Dunkin' Brands participates in the legislative and regulatory process around key issues that affect our business, from nutrition to franchisee-related legislation. We seek to engage federal, state and local policymakers to advocate on behalf of our franchisees and our brands. We are also engaged in legislative and regulatory matters in our international markets. Our advocacy efforts are both direct and indirect, utilizing strategic tools including a Political Action Committee as well as memberships in national and regional restaurant and retail associations.

PAC and Direct Political Contributions

Dunkin' Brands has a voluntary Political Action Committee (PAC), comprised of employees and franchisees. Corporate funds are not used by the PAC; it accesses a completely separate fund. We disclose PAC expenditures to the Federal Election Commission (FEC) quarterly as required by law. Political Action Committee and Lobbying Disclosures can be located at www.fec.gov and guidelines regarding political contributions and activities are outlined in our Code of Business Ethics and Conduct.

Trade Association Memberships*

- California Restaurant Association
- Coffee Quality Institute
- International Council of Shopping Centers
- International Franchise Association
- Massachusetts Restaurant Association
- National Coffee Association
- National Restaurant Association
- National Retail Federation/National Council of Chain Restaurants
- New Jersey Retail Merchants Association
- Specialty Coffee Association of America

*Please visit our GRI Index (www.dunkinbrands.com/responsibility) for details on our level of involvement in each of these organizations.


dunkin'
brands


DUNKIN'
DONUTS


baskin
robbins

Dunkin' Brands

130 Royall Street, Canton, MA 02021

For general questions or to provide feedback to this report, please contact us at CSR@dunkinbrands.com.

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